Exhibit 99.1

Execution Copy

CREDIT AGREEMENT

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent, Bookrunner, Sole Lead Arranger

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

ROYAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

SOCIETE GENERALE (CANADA BRANCH),

HSBC BANK CANADA,

CITIBANK, N.A., CANADIAN BRANCH

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BNP PARIBAS (CANADA),

ALBERTA TREASURY BRANCHES,

NATIONAL BANK OF CANADA,

FORTIS CAPITAL (CANADA) LTD., and

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH

as Lenders

- and -

THOSE OTHER FINANCIAL INSTITUTIONS WHICH

ARE OR HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT

- with -

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL and

ROYAL BANK OF CANADA

as Co- Syndication Agents

- and -

THE TORONTO-DOMINION BANK

as Documentation Agent

AUGUST 25, 2006

i

		Page

ARTICLE 5
UNSECURED CREDIT FACILITY

5.1	Unsecured Credit Facility	14

ARTICLE 6
FUNDING AND OTHER MECHANICS APPLICABLE TO THE CREDIT FACILITY

6.1	Funding of Accommodations	14
6.2	Notice Provisions	14
6.3	Irrevocability	15
6.4	Rollover or Conversion of Accommodations	15
6.5	Agent’s Obligations	15
6.6	Lenders’ Obligations	16
6.7	Currency Fluctuation	16
6.8	Excess Relating to LIBOR, LC’s and BAs	16

ARTICLE 7
DRAWDOWN UNDER THE CREDIT FACILITY

7.1	Conditions Precedent to all Drawdowns	16
7.2	Hostile Acquisitions	17
7.3	Adjustment of Rateable Portion	17
7.4	Subsequent Drawdowns	17
7.5	Prepayment	18

ARTICLE 8
CALCULATION OF INTEREST AND FEES

8.1	Records	18
8.2	Payment of Interest and Fees	18
8.3	Payment of Stamping Fee	19
8.4	Calculation and Payment of Issuance Fees and Fronting Fees	19
8.5	Conversion to Another Currency	19
8.6	Maximum Rate of Return	20
8.7	Waiver of Judgment Interest Act (Alberta)	20
8.8	Deemed Reinvestment Not Applicable	20

ARTICLE 9
GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

9.1	General	20
9.2	Early Termination of LIBOR Periods	21
9.3	Inability to Make LIBOR Based Loans	21

		Page

ARTICLE 10
BANKERS’ ACCEPTANCES

10.1	General	21
10.2	Terms of Acceptance by the Lenders	22
10.3	General Mechanics	23
10.4	BA Equivalent Advance	24
10.5	Execution of Bankers’ Acceptances	25
10.6	Escrowed Funds	25

ARTICLE 11
LETTERS OF CREDIT

11.1	General	25

ARTICLE 12
INCREASED COSTS

12.1	Changes in Law	32
12.2	Changes in Circumstances	32
12.3	Application of Sections 12.1 and 12.2	33
12.4	Limitations on Additional Compensation	33

ARTICLE 13
EXPENSES

13.1	Expenses	33

ARTICLE 14
REPRESENTATIONS AND WARRANTIES OF THE BORROWER

14.1	Representations and Warranties	34
14.2	Acknowledgement	38
14.3	Survival and Inclusion	38

ARTICLE 15
COVENANTS OF THE BORROWER

15.1	Affirmative Covenants	38
15.2	Financial Covenants	41
15.3	Negative Covenants	42

ARTICLE 16
DESIGNATION OF RESTRICTED SUBSIDIARIES

16.1	Designation of Non-Restricted/Restricted Subsidiaries	44

		Page

ARTICLE 17
INDEMNITY OF BORROWER

17.1	Indemnity of Borrower	44
17.2	Right to Defend	45

ARTICLE 18
REORGANIZATION

18.1	Successor Facility	45

ARTICLE 19
EVENTS OF DEFAULT

19.1	Event of Default	46
19.2	Remedies	49
19.3	Adjustments	49
19.4	Waivers	52

ARTICLE 20
CONFIDENTIALITY

20.1	Non-Disclosure	52
20.2	Exceptions	52
20.3	Permitted Disclosures by Agent and Lenders	52
20.4	Survival	53

ARTICLE 21
ASSIGNMENT

21.1	Assignment of Interests	53
21.2	Assignment by the Lenders	53
21.3	Effect of Assignment	53
21.4	Participations	54

ARTICLE 22
ADMINISTRATION OF THE CREDIT FACILITY

22.1	Authorization and Action	54
22.2	Procedure for Making Advances	55
22.3	Remittance of Payments	56
22.4	Redistribution of Payment	57
22.5	Duties and Obligations	58
22.6	Prompt Notice to the Lenders	58
22.7	Agent and Agent Authority	59
22.8	Lenders’ Credit Decisions	59
22.9	Indemnification	59

v

CREDIT AGREEMENT

THIS AGREEMENT made effective the 25th day of August, 2006,

BETWEEN:

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent, Bookrunner, Sole Lead Arranger

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

ROYAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

SOCIETE GENERALE (CANADA BRANCH),

HSBC BANK CANADA,

CITIBANK, N.A., CANADIAN BRANCH

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BNP PARIBAS (CANADA),

ALBERTA TREASURY BRANCHES,

NATIONAL BANK OF CANADA,

FORTIS CAPITAL (CANADA) LTD. and

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH

as Lenders

- and -

THOSE OTHER FINANCIAL INSTITUTIONS WHICH

ARE OR HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT

- with -

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL and

ROYAL BANK OF CANADA

as Co- Syndication Agents

- and -

THE TORONTO-DOMINION BANK

as Documentation Agent

PREAMBLE:

The Borrower has requested and the Lenders have agreed to establish a senior, unsecured credit facility and CIBC has agreed to act as Agent for the Lenders, all on the terms and conditions and for the purposes set out in this Agreement.

AGREEMENT:

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions. Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule A, unless otherwise defined in any of the Documents.

1.2                               Headings. Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3                               Subdivisions. Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision of “this Agreement” is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4                               Number. Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5                               Statutes, Regulations and Rules. Any reference in any of the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6                               Monetary References. Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.7                               Time. Time will be of the essence of the Documents.

1.8                               Governing Law. The Documents will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time.

1.9                               Enurement. The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10                        Amendments. No Document may be amended orally and, subject to Sections 1.11(a), 22.16 and 23.1(e) any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11                        No Waiver.

(a)                                  Subject to Sections 1.11(c) and 22.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)                                 The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)                                  Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12                        Severability. If the whole or any portion of the Documents or the application thereof to any circumstance is found to be invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13                        Inconsistency. To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14                        Accounting Terms and Principles. Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP published from time to time in the Handbook. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless agreed to by the Agent in writing, such agreement not to be unreasonably withheld. It will be reasonable for the Agent to withhold its consent if a proposed change could adversely affect the obligations of the Borrower or the rights of the Agent and the Lenders hereunder.

1.15                        Schedules. The following are the Schedules which form part of this Agreement:

Schedule A:                 Definitions

Schedule B:                 List and Commitment of Lenders

Schedule C:                 Form of Closing Opinion

Schedule D:                 Form of Notice of Borrowing

Schedule E:                   Form of Notice of Rollover or Notice of Conversion

Schedule F:                   Form of Penn West Party Guarantee

Schedule G:                 Form of Assignment

Schedule H                    List of Subsidiaries

Schedule I:                      Form of Compliance Certificate

Schedule J                      Form of Designation of Penn West Parties

ARTICLE 2

CONDITIONS PRECEDENT TO EFFECTIVENESS

2.1                               Conditions Precedent to Effectiveness. This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders of the following:

(a)                                  a duly executed copy of this Agreement;

(b)                                 a certificate of status or other similar type evidence for the Province of Alberta for each PennWest Party that is a corporation or a partnership;

(c)                                  duly executed copies of the Closing Certificates from or on behalf of each PennWest Party;

(d)                                 duly executed copies of the Penn West Party Guarantees;

(e)                                  a duly executed copy of the Closing Opinion;

(f)                                    a duly executed copy of a legal opinion from Lenders’ counsel;

(g)                                 satisfactory evidence of the concurrent repayment and termination of the Existing Credit Facilities; and

(h)                                 the payment of all fees and expenses which are payable by the Borrower to the Agent and Lenders on or prior to the Closing Date.

ARTICLE 3

CREDIT FACILITY

3.1                               The Credit Facility. Subject to the terms and conditions hereof and effective on the Closing Date, the Lenders hereby establish the Credit Facility in favour of the Borrower in the Aggregate Commitment Amount set forth in Schedule B, which may be drawn by the Borrower in Canadian Dollars or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof. The Individual Commitment Amount of each of the Lenders is set out in Schedule B.

3.2                               Increase in Aggregate Commitment Amount. At the request of the Borrower, the Aggregate Commitment Amount may from time to time be increased on or after the Closing Date up to the Maximum Commitment Amount upon an existing or new Lender agreeing to provide an increased or new Individual Commitment Amount and to be bound by the terms of this Agreement. The Agent will notify each of the Parties of any such increase and will amend Schedule B accordingly.

3.3                               Extension of Credit Facility Termination Date.

(a)                                 Notice by Borrower. The Borrower may, at its option, request (an “Extension Request”) that the Credit Facility Termination Date be extended from the then applicable Credit Facility Termination Date (an “Extension”) not less than 60 days or more than 90 days before any Anniversary Date (each a “Request Period”), provided that following the granting of such Extension, the term to maturity of the Credit Facility shall not exceed three years from the Anniversary Date which immediately follows the applicable Extension Request. The Agent will promptly after receipt thereof, provide a copy of the Extension Request to each of the Lenders. If the Borrower fails to make an Extension Request within the Request Period, the Credit Facility will no longer be capable of being extended as herein provided until the Request Period applicable to the next Anniversary Date and, unless so extended, the Credit Facility will continue until the current Credit Facility Termination Date with each Lender’s Individual Commitment Amount remaining available for Drawdown during such time.

(b)                                Electing and Non-Electing Lenders. Each Lender which has not previously become a Non-Electing Lender, may in its sole discretion, pursuant to an Extension Request, elect to extend the current Credit Facility Termination Date with respect to its Individual Commitment Amount, subject however to such conditions and amendments respecting the Credit Facility, if any, as the Electing Lenders unanimously agree upon and are acceptable to the Borrower. Each Lender will make its election by notice to the Agent on or before the later of (i) 30 days from the date of the Extension Request, and (ii) 15 days after the Borrower delivers to the Lenders the most recent annual audited consolidated financial statements of the Trust in accordance with Section 15.1(h) (the “Election Period”). Each Lender which grants an Extension is referred to herein as an

“Electing Lender”, and each Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a “Non-Electing Lender”.

(c)                                 No Extension. No Extension shall occur unless those Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 66 2/3% of the aggregate Individual Commitment Amount of all Lenders who are not Non-Electing Lenders at the time of such Extension Request. If no Extension occurs, the then current Credit Facility Termination Date will, subject to Section 3.3(e), continue for each Lender and each Lender’s Individual Commitment Amount will remain available for Drawdown in accordance with Section 6.6 until the Credit Facility Termination Date; provided that the Borrower may again make an Extension Request during the Request Period applicable to the next Anniversary Date in accordance with Section 3.3(a).

(d)                                Extension Notice. Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Lenders with respect to its Extension Request (the “Extension Notice”). The Extension Notice will identify the Electing Lenders and Non-Electing Lenders, the term of the Extension, if granted, and a list the conditions or amendments, if any, respecting the Credit Facility as the Electing Lenders have unanimously agreed upon as a condition to the granting of the Extension. The Borrower will, within 20 days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Electing Lenders respecting the Credit Facility. If the Borrower accepts all such conditions or amendments requested by the Electing Lenders, the Credit Facility Termination Date with respect to the Electing Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and subject to Section 3.3(e), the Credit Facility Termination Date with respect to the Non-Electing Lenders shall not be extended. If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Credit Facility Termination Date will not be extended as herein provided and will continue until the Credit Facility Termination Date with each Lenders’ Individual Commitment Amount remaining available for Drawdown until the Credit Facility Termination Date; provided that the Borrower may again make an Extension Request during the Request Period applicable to the next Anniversary Date in accordance with Section 3.3(a).

(e)                                 Replacement of Non-Electing Lender. Notwithstanding Section 3.6(b), and provided that Lenders representing more than 66 2/3% of the aggregate Individual Commitment Amounts of all Electing Lenders have elected to grant an Extension, the Borrower will be entitled to exercise one of the following options, with respect to any Lender who has become a Non-Electing Lender, prior to the Credit Facility Termination Date applicable to such Non-Electing Lender:

(i)                                    so long as no Default or Event of Default has occurred and is continuing, the Borrower may repay in full the Principal Amount owing to such Lender, together with all accrued but unpaid interest and fees thereon and any breakage costs determined in accordance with Section 9.2, provided that a Bankers’ Acceptance will not be paid prior to its Maturity Date, and upon such payment such Lender’s Individual Commitment Amount will be permanently cancelled; or

(ii)                                 the Borrower may replace the Non-Electing Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases such Lender’s entire Individual Commitment Amount in accordance with Section 21.2.

3.4                               Maturity Date. The Borrower will not be entitled to request an Advance from a Lender which has a Maturity Date after the Credit Facility Termination Date applicable to such Lender. If, at any time, there are Lenders with different Credit Facility Termination Dates, all Lenders will share in Accommodations on the basis of their Rateable Portions except to the extent the particular Accommodation requested has a Maturity Date after the Credit Facility Termination Date of a Lender, in which case only those Lenders with a Credit Facility Termination Date later than the Maturity Date of the requested Accommodation will be required to participate in providing such Accommodation and the Borrower may request a similar Accommodation to the extent permitted hereunder from the other Lenders with a Maturity Date occurring on or before the Credit Facility Termination Date of such Lenders. Each such determination by the Agent shall be prima facie evidence of such rateable portion or share.

3.5                               Repayment of Credit Facility. The Principal Amount owing to a Lender, if any, on the Credit Facility Termination Date applicable to such Lender will be paid by the Borrower to the Agent on behalf of such Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Lender under the Credit Facility, if any, on such date.

3.6                               Revolving Facility.

(a)                                  Revolving Nature. The Borrower may borrow, repay and re-borrow any amount of the Individual Commitment Amount of each Lender based on the Rateable Portion of such Lender’s Individual Commitment Amount.

(b)                                 General Right to Prepay and Cancel. Subject to Section 3.3(e) and Section 9.2 and with the same notice required when the Advance to be prepaid was made, the Borrower may at any time permanently prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount, except that a Bankers’ Acceptance will not be paid prior to its Maturity Date and an unexpired Letter of Credit will not be prepaid prior to its Maturity Date (except by the return thereof to the LC Issuer for cancellation or by the collateralization thereof in the manner set forth in Section 11.1(e) with the consent of the LC Issuer and the Agent).

Subject to Section 3.3(e), the Borrower may also at any time, upon the Borrower giving the Agent not less than 5 Banking Days prior notice, cancel in whole or in part any undrawn portion of the Aggregate Commitment Amount, provided that any such cancellation of the Aggregate Commitment Amount will be made pro-rata to all Lenders on the basis of each such Lender’s Rateable Portion and will result in a permanent reduction of the Aggregate Commitment Amount.

3.7                               Payments to Agent. Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

3.8                               Use of Proceeds. The Borrower will be entitled, subject to Section 7.2, to use Advances for general corporate purposes, including acquisitions and the repayment and cancellation of the Existing Credit Facilities.

3.9                               Swing Line Loans.

(a)                                  Availability. Notwithstanding Sections 6.2, 6.4, 6.6 and 22.2(a), the Borrower may obtain Swing Line Loans under the Credit Facility in the following manner:

(i)                                   in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans, on an overdraft basis or by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than noon (Toronto time) on the proposed Drawdown Date;

(ii)                                in the case of Bankers’ Acceptances, by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than 11:00 a.m. (Toronto time) on the proposed Drawdown Date; and

(iii)                             in the case of Swing Line Letters of Credit and subject to Section 3.9(j), by delivering a duly executed Notice of Borrowing to the Swing Line Lender at least 3 Banking Days prior to the proposed Drawdown Date (or such shorter or longer period as may be determined by the Swing Line Lender, acting reasonably).

Swing Line Loans shall be made solely by the Swing Line Lender, without assignment to or participation by other Lenders (except as provided in this Section 3.9). The making of each Swing Line Loan shall constitute a Drawdown hereunder and shall reduce the availability of the Credit Facility by the Principal Amount of such Swing Line Loan.

(b)                                 Individual Limits. Subject to Section 6.7, at no time shall (i) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceed the Swing Line Loan Limit or (ii) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender plus such Lender’s Rateable

Portion of the Aggregate Principal Amount of all Syndicated Advances exceed such Lender’s Individual Commitment Amount; provided that the Agent may, in its discretion, acting reasonably, adjust each Lender’s (including the Swing Line Lender’s) Rateable Portion of Syndicated Advances in accordance with its customary practice if and to the extent required to ensure that, subject to Section 3.9(c), any undrawn availability of Swing Line Loans or Syndicated Advances, as applicable, is capable of being fully drawn.

(c)                                  Aggregate Limit. Subject to Section 6.7, at no time shall the Aggregate Principal Amount of all Swing Line Loans plus the Aggregate Principal Amount of all Syndicated Advances exceed the Aggregate Commitment Amount.

(d)                                 Repayment. Each Swing Line Loan (other than a Swing Line Letter of Credit) shall be repaid by the Borrower (or converted into a Syndicated Advance in accordance with Section 3.9(h)) within 30 days after the relevant Drawdown Date (in the case of a Canadian Prime Rate Loan or a U.S. Base Rate Loan) or on the maturity date (not to exceed 30 days after the relevant Drawdown Date) selected by the Borrower in the Notice of Borrowing requesting such Swing Line Loan (in the case of Bankers’ Acceptances). No notice of repayment shall be required to be given by the Borrower in respect of any such repayment of any Swing Line Loan nor shall Swing Line Loans be rolled over or converted except for conversions into Syndicated Advances in accordance with Section 3.9(h).

(e)                                  Mandatory Repayment. If the Borrower requests a Syndicated Advance and the Swing Line Lender’s Rateable Portion of such Syndicated Advance would cause its Rateable Portion of all Syndicated Advances then outstanding together with the Aggregate Principal Amount of all Swing Line Loans to exceed the Swing Line Lender’s Individual Commitment Amount, then the Borrower shall be required to repay such Swing Line Loans (or to convert some into a Syndicated Advance in accordance with Section 3.9(h)) to the extent of such excess on or before the requested date of such Syndicated Advance.

(f)                                    Prepayments. The Borrower may make prepayments of Swing Line Loans at any time and from time to time without notice or penalty; provided that: (i) any Swing Line Loan by way of Bankers’ Acceptances cannot be prepaid, and (ii) any Swing Line Letter of Credit may only be prepaid if such Letter of Credit is returned to the Swing Line Lender for cancellation or collateralized in accordance with Section 11.1(e), subject to the consent of the Swing Line Lender and the Agent.

(g)                                 Sole Account. All interest payments, acceptance fees and principal repayments of or in respect of Swing Line Loans shall be solely for the account of the Swing Line Lender. Subject to Section 3.9(h), all costs and expenses relating to the Swing Line Loans shall be solely for the account of the Swing Line Lender.

(h)                                 Conversion to Syndicated Advances. Notwithstanding anything to the contrary herein contained, (i) at any time at the option of the Borrower or (ii) if an Event of Default occurs or any Swing Line Loan is not repaid on its Maturity Date, then (in the case of clause (i) above) the Borrower shall give notice to the Swing Line Lender and the Agent, or (in the case of clause (ii) above) the Swing Line Lender shall give notice to the Borrower and the Agent (which notice shall in each case direct a conversion of such Swing Line Loan into a Syndicated Advance and shall specify the particulars of such Swing Line Loans), and the Agent shall forthwith provide a copy of such notice to the other Lenders and, effective on the effective date of such notice, the Borrower shall be deemed to have requested a conversion of such Swing Line Loan into a Syndicated Advance, in the same type of Accommodation as the relevant Swing Line Loan (which in the case of a maturing Bankers’ Acceptance, shall be a Canadian Prime Rate Loan), and in an amount sufficient to repay the relevant Swing Line Loan and accrued and unpaid interest in respect thereof. Subject to the same notice period set out in Section 6.2, and excluding any Swing Line Letters of Credit which are to be converted into Fronted Letters of Credit, such other Lenders shall disburse to the Agent for payment to the Swing Line Lender their respective Rateable Portions of such amounts and such amounts shall thereupon be deemed to have been advanced by such other Lenders to the Borrower and to constitute Syndicated Advances by way of Canadian Prime Rate Loans (if the relevant Swing Line Loan was denominated in Canadian Dollars) or U.S. Base Rate Loans (if the relevant Swing Line Loan was denominated in U.S. Dollars). Such Syndicated Advances shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swing Line Loans.

(i)                                     Unconditional Obligation. For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to disburse to the Agent for payment to the Swing Line Lender their respective Rateable Portions of any Syndicated Advances contemplated by Section 3.9(h) regardless of:

(i)                                   whether a Default or Event of Default has occurred or is then continuing or whether any other condition in Section 7.1 is met;

(ii)                                whether or not the Borrower has, in fact, actually requested such conversion (by delivery of a Notice of Conversion or otherwise); and

(iii)                             whether or not the obligations of the Lenders to make Advances has terminated.

(j)                                     Swing Line Letters of Credit. The Swing Line Lender may also, at the request of the Borrower, issue Letters of Credit as a Swing Line Loan in Canadian Dollars or U.S. Dollars (each, a “Swing Line Letter of Credit”), provided that at no time shall the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount with respect to the face amount of outstanding Swing Line Letters of

Credit, as determined at the time a Swing Line Letter of Credit is issued, exceed Cdn. $10,000,000, in aggregate. Swing Line Letters of Credit shall:

(i)                                   have an expiration date on a Banking Day which occurs no more than 365 days after the applicable date of issue, unless otherwise agreed by the Swing Line Lender;

(ii)                                have an expiration date prior to the then applicable Credit Facility Termination Date of the Swing Line Lender at the applicable issue date; and

(iii)                             otherwise be satisfactory in form and substance to the Swing Line Lender.

The Parties acknowledge that the Borrower is indebted to CIBC in connection with two letters of credit (LC#SBGC702744 with a face amount of $7,500 maturing June 30, 2007 and LC#SBGV708490 with a face amount of $610,000 maturing September 30, 2006) issued and outstanding under the operating loan agreement described in paragraph (b) of the definition of “Existing Credit Facilities” in Schedule A and such outstanding letters of credit will for all purposes hereof be deemed to be Swing Line Letters of Credit, will reduce the availability under the Swing Line Loan Limit by the undrawn amount thereof) and will be subject to the terms of this Agreement.

ARTICLE 4

ADVANCES

4.1                               Types of Accommodation. The Borrower may from time to time obtain under the Credit Facility all or one or more of the following types of Accommodation:

(a)                                  Canadian Dollar Advances. For Advances in Canadian Dollars:

(i)                                   Canadian Prime Rate Loans in minimum amounts of not less than Cdn. $10,000,000 and in multiples of Cdn. $100,000 (except no such minimum shall apply to Swing Line Cdn. $ Loans or when Swing Line Cdn. $ Loans are converted into Syndicated Advances);

(ii)                                Bankers’ Acceptances;

(iii)                             Fronted Letters of Credit; and

(iv)                            Swing Line Letters of Credit.

(b)                                 U.S. Dollar Advances. For Advances in U.S. Dollars:

(i)                                    U.S. Base Rate Loans in minimum amounts of not less than U.S. $10,000,000 and in multiples of U.S. $100,000 (except no such minimum shall apply to Swing Line U.S. $ Loans or when Swing Line U.S. $ Loans are converted into Syndicated Advances;

(ii)                                LIBOR Based Loans;

(iii)                             Fronted Letters of Credit; and

(iv)                            Swing Line Letters of Credit.

4.2                               Interest and Fees.

(a)                                  Canadian Prime Rate Loans. Each Advance of a Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the applicable margin as indicated in the table set forth in Section 4.2(g).

(b)                                 U.S. Base Rate Loans. Each Advance of a U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the applicable margin as indicated in the table set forth in Section 4.2(g).

(c)                                  LIBOR Based Loans. Each Advance of a LIBOR Based Loan will bear interest at a rate per annum equal to LIBOR plus the applicable margin as indicated in the table set forth in Section 4.2(g).

(d)                                 Stamping Fees on Bankers’ Acceptances. For each Advance by way of a Bankers’ Acceptance, the stamping fee payable by the Borrower will be a per annum rate, calculated on the face amount of the Bankers’ Acceptance and adjusted for the term to maturity, and will be the applicable margin as indicated in the table set forth in Section 4.2(g).

(e)                                  Issuance Fees for Letters of Credit. For each Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the face amount of such Letter of Credit and the term thereof, such Issuance Fee to be equal to the applicable margin for Letters of Credit (expressed as a rate per annum) as indicated in the table set forth in Section 4.2(g). The Borrower will also pay to the LC Issuer its customary administrative charges in respect of such Letter of Credit, and each drawing made under such Letter of Credit.

(f)                                    Fronting Fee. The Borrower will pay to the Agent for distribution to the Fronting Lender, in respect of each Fronted Letter of Credit issued, to be issued or renewed by the Fronting Lender and as a condition of such issuance or renewal, a non-refundable fronting fee (“Fronting Fee”) for the account of the Fronting Lender, in the currency of the Fronted Letter of Credit calculated, on a basis of the face amount and term of the Fronted Letter of Credit at a rate per annum equal to 12.5 Basis Points or such lesser amount as is agreed between the Borrower and the Fronting Lender.

(g)                                 Applicable Margins. (in Basis Points)

Consolidated Senior Debt to EBITDA Ratio	Canadian Prime Rate/U.S. Base Rate Margin	LIBOR/BA Stamping Fee/Financial LC Issuance Fee	Non-Financial LC Issuance Fee	Standby Fee
≤ 1.0	0
> 1.0 ≤ 1.5	0
> 1.5 ≤ 2.0	0
> 2.0 ≤ 2.5	0
> 2.5 ≤ 3.0	0
> 3.0

(h)                                 Change in Rates Due to Change in Ratio. The effective date on which any change in interest rates on Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans, standby fees or Issuance Fees on Letters of Credit occurs will be the earlier of (i) the date of receipt by the Agent of a Compliance Certificate which evidences a change in the Consolidated Senior Debt to EBITDA Ratio and (ii) the date such Compliance Certificate is due in accordance with Section 15.1(g). Any increase or decrease in the interest rates on LIBOR Based Loans outstanding on the effective date of a change in such ratio will apply proportionately to each such LIBOR Based Loan outstanding on the basis of the number of days remaining in the term to maturity thereof. Any increase or decrease in the stamping fees on Bankers’ Acceptances or the Issuance Fees on Letters of Credit outstanding on the effective date of such a change will apply for new Bankers’ Acceptances or Letters of Credit issued after such effective date or on any Rollover of an existing Bankers’ Acceptance or renewal of a Letter of Credit but otherwise the stamping fees on any Bankers’ Acceptance or the Issuance Fees on Letters of Credit existing on such effective date will not change until the maturity date thereof.

4.3                               Standby Fee. The Borrower will, effective from and including the Closing Date, pay to the Agent for the benefit of each Lender a standby fee equal to the Basis Points indicated in the table set forth in Section 4.2(g), calculated on the basis of a 365 day year, multiplied by an amount equal to the Individual Commitment Amount of such Lender less the Canadian Dollar Exchange Equivalent of the Principal Amount owing to such Lender. The standby fee will be calculated daily and will be payable quarterly in arrears on the third Banking Day of each calendar quarter for the previous quarter and otherwise in the same manner as interest on Canadian Prime Rate Loans.

4.4                               Applicable Margins on Closing Date. On the Closing Date, the Consolidated Senior Debt to EBITDA Ratio will be determined by reference to the Borrower’s Closing Certificate delivered pursuant to Section 2.1(c).

4.5                               Agency Fee. The Borrower will pay to the Agent on an annual basis commencing on the Closing Date and on each anniversary thereof, the agency fee agreed upon between the Borrower and the Agent.

ARTICLE 5

UNSECURED CREDIT FACILITY

5.1                               Unsecured Credit Facility. The Credit Facility will be unsecured and all present and future Indebtedness of the Borrower to the Agent and the Lenders under the Credit Facility will constitute at all times senior, unsecured Indebtedness of the Borrower ranking pari passu with all other senior, unsecured Indebtedness of the Borrower.

ARTICLE 6

FUNDING AND OTHER MECHANICS APPLICABLE TO

THE CREDIT FACILITY

6.1                               Funding of Accommodations. Subject to Section 6.2 and Article 9 and Article 10, all Advances (other than Letters of Credit) will be made available by deposit of the applicable funds (which in the case of Bankers’ Acceptances will be the Net Proceeds) into the appropriate Borrower’s Account for value on the Banking Day or the LIBOR Banking Day, as the case may be, on which the Advance is to take place.

6.2                               Notice Provisions. Subject to Section 3.9, Drawdowns will be made available to the Borrower and the Borrower will be entitled to Rollover or Convert Accommodations under the Credit Facility where permitted hereunder, provided a Notice of Borrowing or a Notice of Rollover or Notice of Conversion, as applicable, is received from the Borrower by the Agent, as follows:

(a)                                 with respect to Advances, other than by way of LIBOR Based Loans or Letters of Credit, at least 1 Banking Day prior to such Advance provided notice is received by the Agent no later than 11:00 a.m. Calgary, Alberta time on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable;

(b)                                with respect to a Drawdown, Rollover or Conversion of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable; and

(c)                                 with respect to Letters of Credit, at least 3 Banking Days prior to such Advance (or such shorter or longer period as may be determined by the LC Issuer, acting reasonably).

Any of the notices referred to in the foregoing paragraphs may, subject to Section 23.2, be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the notice required hereunder confirming such instructions.

Notwithstanding the foregoing, for Drawdowns (other than by way of LIBOR Based Loans) to be made on the Closing Date in connection with the repayment of the Existing Credit Facilities, no prior notice is required provided that a Notice of Borrowing is delivered to the Agent concurrently with the deliveries set forth in Section 2.1 on the Closing Date.

6.3                               Irrevocability. A Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders under the Credit Facility to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 12.2.

6.4                               Rollover or Conversion of Accommodations.

(a)                                 Subject to Sections 3.9(d) and 6.2, Article 9 and Article 10, the Borrower will be entitled to Rollover one type of Accommodation under the Credit Facility (other than Letters of Credit) into the same type of Accommodation or Convert one type of Accommodation under the Credit Facility into another type of Accommodation on the terms herein provided.

(b)                                If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 6.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Advances under the Credit Facility then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Advances, or that part of such maturing Advances which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Cdn. Dollar Advance or a U.S. Base Rate Loan with respect to a U.S. Dollar Advance, except for Letters of Credit which will expire in accordance with their terms.

(c)                                 No Conversion of a Bankers’ Acceptance issued under the Credit Facility will be made prior to the Maturity Date thereof.

(d)                                Subject to Section 9.2, the Borrower may elect to Convert a LIBOR Based Loan under the Credit Facility prior to the Maturity Date thereof into another type of Accommodation.

6.5                               Agent’s Obligations. Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers’ Acceptances), the Agent will forthwith notify the Lenders of the proposed date on which such

Advance is to take place, of each Lender’s Rateable Portion of such Advance and if applicable, of the account of the Agent to which each Lender’s Rateable Portion thereof is to be credited.

6.6                               Lenders’ Obligations. Each Lender will, prior to 10:00 a.m. Calgary, Alberta time on the proposed date on which an Advance is to take place (other than by way of Bankers’ Acceptances), credit the account of the Agent specified in the Agent’s notice given pursuant to Section 6.5 with such Lender’s Rateable Portion of such Advance, and by 11:00 a.m. Calgary, Alberta time on the same date, the Agent will make available to the Borrower the amount so credited.

6.7                               Currency Fluctuation. If as a result of currency fluctuation the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount exceeds the Aggregate Commitment Amount (the “Excess”), the Borrower will pay the Excess to the Agent as a principal repayment for the benefit of the Lenders. If the amount of the Excess with respect is equal to or greater than 3% of the Aggregate Commitment Amount, then the repayment of the Excess to the Agent on behalf of the Lenders will be made by the Borrower within 3 Banking Days after demand therefor by the Agent. If the amount of the Excess is less than 3% of the Aggregate Commitment Amount, then the repayment of the Excess will be made on the earliest of the next Drawdown Date, date of Rollover or date of Conversion. The Agent will request repayment of any Excess forthwith upon request therefor by any Lender, provided that the Agent will not otherwise be required to monitor the Excess or to request repayment thereof.

6.8                               Excess Relating to LIBOR, LC’s and BAs. If to pay an Excess, it is necessary to repay a LIBOR Based Loan or an Advance by way of Bankers’ Acceptances or a Letter of Credit prior to the Maturity Date thereof, the Borrower will not be required to repay such Advances until the Maturity Date thereof, provided, however, that at the request of the Agent, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the Lenders the Excess, to be held by the Agent for set-off against future amounts owing by the Borrower to the Lenders under the Credit Facility in respect of such Excess and, pending such application, will bear interest for the Borrower’s account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the Maturity Date of such Advance.

ARTICLE 7
DRAWDOWN UNDER THE CREDIT FACILITY

7.1                               Conditions Precedent to all Drawdowns. The Lenders’ obligation to provide Advances under the Credit Facility will be subject to the following conditions precedent being met, unless waived in writing by the Lenders:

(a)                                 the appropriate Notice of Borrowing, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 6.2, but subject to Section 3.9;

(b)                                no Default or Event of Default will have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the Advances;

(c)                                 subject to Section 14.2, each of the representations and warranties set out in Article 14 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance; and

(d)                                the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 7.2 will have been provided by the Borrower and the other provisions of Section 7.2, if applicable, will have been complied with.

7.2                               Hostile Acquisitions. If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by one or more of the Penn West Parties or any Affiliate thereof:

(a)                                 at least 10 Banking Days prior to the delivery to the Agent of a Notice of Borrowing made in connection with a Hostile Acquisition, the president or senior financial officer of the Borrower will notify the Agent (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will participate in a Drawdown to be utilized for such Hostile Acquisition;

(b)                                if a Lender decides not to fund an Advance to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent and the Borrower, such Lender will have no obligation to fund such Advance notwithstanding any other provision of this Agreement to the contrary; and

(c)                                 each Lender will use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within 4 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

7.3                               Adjustment of Rateable Portion. If a Lender elects not to participate in a Drawdown for a Hostile Acquisition (a “Non-Participating Lender”), the Drawdown will be reduced by the Non-Participating Lenders’ Rateable Portion thereof and the allocation among all Lenders of interest and other fees payable by the Borrower hereunder, including standby fees, will be adjusted so as to reflect the reduction in the Drawdown, and thereafter the Rateable Portion of each Lender, for such purposes only, will reflect the Aggregate Principal Amount then funded by each Lender based on the Aggregate Principal Amount of all Lenders after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 7.3, there will be no reduction in the Individual Commitment Amount of each Lender.

7.4                               Subsequent Drawdowns. If a Lender becomes a Non-Participating Lender, subsequent Drawdowns will be funded first by the Non-Participating Lender rateably based on each

Non-Participating Lender’s Individual Commitment Amount, until the Principal Amounts of the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

7.5                               Prepayment. As an alternative to the provisions of Section 7.4, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders, to reduce the Principal Amount owing to the Lenders who are not Non-Participating Lenders so that the Principal Amounts of the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

ARTICLE 8
CALCULATION OF INTEREST AND FEES

8.1                               Records. The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under the Credit Facility and this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under the Credit Facility and this Agreement. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under the Credit Facility and this Agreement. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 8.1, the records of the Agent will prevail, absent manifest error.

8.2                               Payment of Interest and Fees.

(a)                                 Interest. Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding under the Credit Facility will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 4.2 and 23.9, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)                                Calculation of Interest. Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans and stamping fees under the Credit Facility on Bankers’ Acceptances and Issuance Fees and Fronting Fees on Letters of Credit will be calculated on the basis of a 365 day year.

(c)                                 Interest Act (Canada). For the purposes of the Interest Act (Canada) and all other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable under the Credit Facility to Canadian Prime Rate Loans, U.S. Base Rate Loans, Bankers’ Acceptances and Letters of Credit, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest or such fee is payable and divided by 365.

(d)                                LIBOR Based Loans. Interest on LIBOR Based Loans under the Credit Facility will accrue and be calculated daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 90 days, interest will be calculated and payable every 90 days during the term of the LIBOR Period and on the last day of the applicable LIBOR Period. Interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360. For the purposes of the Interest Act (Canada) and other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest applicable to LIBOR Based Loans under the Credit Facility are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

8.3                               Payment of Stamping Fee. The Borrower will pay to the Agent for the account of the Lenders under the Credit Facility the applicable stamping fee under Section 4.2(d) with respect to Bankers’ Acceptances on the date of acceptance thereof by the Lenders. Subject to Section 8.5, payment of the stamping fee may be made by way of set-off as provided in Section 10.3.

8.4                               Calculation and Payment of Issuance Fees and Fronting Fees. Issuance Fees and Fronting Fees will be calculated on the basis of a year of 365 days and for such period of time as the applicable Letter of Credit remains outstanding. The Issuance Fees and Fronting Fees will accrue and be calculated daily on the face amount of the applicable Letter of Credit and be payable quarterly in arrears on the third Banking Day of each fiscal quarter for the immediately preceding fiscal quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding fiscal quarter as is customary for the Agent or the Fronting Lender having regard to its then existing practice. Notwithstanding the foregoing, the minimum Issuance Fee shall be not less than the minimum flat rate issuance fee set by the LC Issuer from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Issuance Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit.

8.5                               Conversion to Another Currency. A Conversion of an Advance from one currency to another currency may be made only by the repayment of an existing Advance in the same currency as the existing Advance and the request of a new Advance in another currency.

8.6                               Maximum Rate of Return. Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

8.7                               Waiver of Judgment Interest Act (Alberta). To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

8.8                               Deemed Reinvestment Not Applicable. For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 9
GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

9.1                               General.

(a)                                 The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $10,000,000 and in multiples of U.S. $100,000 for any amount in excess thereof.

(b)                                If the Borrower requests a Drawdown by way of a LIBOR Based Loan, to Rollover a LIBOR Based Loan or to Convert an Accommodation into a LIBOR Based Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan. Subject to Section 6.4(b), if the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the applicable LIBOR Period will be approximately one month as determined by the Agent.

(c)                                 Any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at its Maturity Date in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

9.2                               Early Termination of LIBOR Periods. If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any LIBOR Based Loan made under the Credit Facility, the Borrower will pay to the affected Lenders all expenses and out-of-pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the amount and nature of such expenses and out-of-pocket costs will be prima facie evidence of the amount thereof.

9.3                               Inability to Make LIBOR Based Loans. If, on any date, a Lender determines in good faith (which determination will be conclusive as between the Parties), that its ability to make a requested LIBOR Based Loan has become impracticable, impossible or unlawful, or has been materially adversely affected, because:

(a)                                 of any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter, whether or not having the force of Law;

(b)                                of any material adverse change in, or the termination of, the London Interbank Eurodollar Market for Eurodollars; or

(c)                                 there exists no adequate or fair measure to ascertain LIBOR for any LIBOR Period for the LIBOR Based Loan,

then the Lender will give the Borrower and the other Lenders notice thereof and thereupon the Lender will have no further obligation with respect to such LIBOR Based Loan, provided that, the Borrower may elect to Drawdown, Rollover or Convert the amount originally requested by way of such LIBOR Based Loan, into some other type of Accommodation upon compliance with the applicable notice requirements set out herein.

ARTICLE 10
BANKERS’ ACCEPTANCES

10.1                        General. Each bankers’ acceptance draft tendered by the Borrower under the Credit Facility for acceptance by a Lender will be a form acceptable to the accepting Lender and the Advance in respect thereof will be in a principal amount of not less than Cdn. $10,000,000 and in multiples of Cdn. $100,000 for any amounts in excess thereof and will, in each case, have a term of not less than seven days and not more than six months, unless otherwise agreed to by the accepting Lenders, except in the case of Swing Line Loans where the term thereof will not exceed one month.

10.2                        Terms of Acceptance by the Lenders.

(a)                                 Power of Attorney. To facilitate the procedures contemplated in this Agreement, the Borrower appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts or depository bills in the form or forms prescribed by such Lender for Bankers’ Acceptances denominated in Canadian Dollars (each such executed draft or depository bill which has not yet been accepted by a Lender being referred to as a “Draft”). Each Bankers’ Acceptance executed and delivered by a Lender on behalf of the Borrower will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower. The foregoing appointment will cease to be effective, in respect of any Lender, three Banking Days following receipt by such Lender of a notice from the Borrower revoking such appointment (which notice will be copied to the Agent); provided that any such revocation will not affect Bankers’ Acceptances previously executed and delivered by a Lender pursuant to such appointment.

(b)                                Payment. The Borrower will provide for payment to the Agent for the benefit of the Lenders of each Bankers’ Acceptance issued on its behalf at its maturity, either by payment of the face amount thereof or, subject to Section 8.5, through the utilization of an Accommodation in accordance with this Agreement, or through a combination thereof. The Borrower waives presentment for payment of Bankers’ Acceptances by the Lenders and will not claim from the applicable Lenders any days of grace for the payment at maturity of Bankers’ Acceptances. Any amount owing by the Borrower in respect of any Bankers’ Acceptance which is not paid at maturity in accordance with this Agreement, will, as and from its maturity date, be deemed to be outstanding as a Canadian Prime Rate Loan.

(c)                                 No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers’ acceptance draft endorsed in blank except for any loss arising by reason of such Lender failing to use the same standard of care in the custody of such bankers’ acceptance drafts as such Lender uses in the custody of its own property of a similar nature.

(d)                                Bankers’ Acceptances Purchased by Lenders. Where the Borrower so elects in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, all Lenders, or those Lenders distinguished as either Schedule I, Schedule II or Schedule III banks (as listed in the Bank Act (Canada)), or any combination thereof, will purchase Bankers’ Acceptances accepted by it for an amount equal to the Discount Proceeds having regard to the Discount Rate applicable to such Lender.

(e)                                 Marketing of BAs. Subject to Section 10.2(d), the Borrower will be responsible for, and will make its own arrangements with respect to, the sale of Bankers’ Acceptances in the market place. Notwithstanding the foregoing, a Lender may purchase from the Borrower for its own account any Bankers’ Acceptance issued by it at the applicable Discount Rate or as otherwise agreed by the Borrower or the applicable Lender.

(f)                                   Depository Bills. It is the intention of the Parties that pursuant to the DBNA, all Bankers’ Acceptances accepted by the Lenders under this Agreement will be issued in the form of a “depository bill” (as defined in the DBNA), deposited with a “clearing house” (as defined in the DBNA), including The Canadian Depository for Securities Ltd. or its nominee CDS & Co. In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including:

(i)                                   any instrument held by the Agent for purposes of Bankers’ Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words “This is a depository bill subject to the Depository Bills and Notes Act (Canada)”;

(ii)                                any reference to the authentication of the Bankers’ Acceptance will be removed; and

(iii)                             any reference to the “bearer” will be removed and such Bankers’ Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

10.3                        General Mechanics.

(a)                                 Notice. The Borrower may in the Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting an Accommodation by way of Bankers’ Acceptances or by subsequent notice to the Agent, provide the Agent with information as to the Discount Proceeds payable by the purchasers of the Bankers’ Acceptances and the party to whom delivery of the Bankers’ Acceptances is to be made against delivery of such Discount Proceeds to the Agent for the credit of the Borrower subject to Section 10.3(c), but if it does not do so, the Borrower will initiate a telephone call to the Agent by 11:00 a.m. (Toronto, Ontario time) on the Drawdown Date or the date of the Rollover or Conversion, as applicable, and provide such information to the Agent. Any such telephone advice will be at the risk of the Borrower pursuant to Section 23.2 and will be confirmed by a notice of the Borrower to the Agent prior to 3:00 p.m. (Toronto, Ontario time) on the same day.

(b)                                Rollovers. In the case of a Rollover of maturing Bankers’ Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to the Lender for the face amount of the maturing Bankers’ Acceptances, will retain for its own account the Net Proceeds of each new Bankers’ Acceptance issued by it in connection with such Rollover and the Borrower will, on the Maturity Date of the maturing Bankers’ Acceptances, pay to the Agent for the benefit of the Lenders an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the aggregate Net Proceeds of the new Bankers’ Acceptances.

(c)                                 Conversion from Canadian Dollar Accommodation. In the case of a Conversion from a Canadian Prime Rate Loan into an Accommodation by way of Bankers’ Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to each Lender for the principal amount of the Canadian Prime Rate Loan being Converted, will retain for its own account the Net Proceeds of each new Bankers’ Acceptance issued by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers’ Acceptances pay to the Agent for the benefit of the Lenders an amount equal to the difference between the principal amount of the Canadian Prime Rate Loan being Converted, including any accrued interest thereon, owing to the Lenders and the aggregate Net Proceeds of such Bankers’ Acceptances.

(d)                                Conversion to Canadian Dollar Accommodation. In the case of a Conversion of an Accommodation by way of Bankers’ Acceptances into a Canadian Prime Rate Loan, each Lender, in order to satisfy the liability of the Borrower to each Lender for the face amount of the maturing Bankers’ Acceptances, will record the obligation of the Borrower to it as a Canadian Prime Rate Loan unless the Borrower provides for payment to the Agent for the benefit of the Lenders of the face amount of the maturing Bankers’ Acceptance in some other manner acceptable to the Lenders.

(e)                                 Authorization. The Borrower hereby authorizes each Lender under the Credit Facility to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers’ Acceptances accepted by it pursuant to this Section 10.3 in accordance with the instructions provided by the Borrower pursuant to Section 6.3 or Section 6.4, as applicable.

10.4                        BA Equivalent Advance. Each Non-BA Lender, in lieu of accepting bankers acceptance drafts on any Drawdown Date or date of any Conversion or Rollover, will make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Maturity Date will be the Maturity Date of the corresponding Bankers’ Acceptances. The amount of each BA Equivalent Advance will be equal to the Discount Proceeds (with reference to the applicable Discount Rate) which would be realized from a hypothetical sale of those Bankers’ Acceptances which, but for this Section 10.4, such Lender would otherwise be required to accept (as though such Lender was listed on Schedule II or Schedule III of the Bank Act (Canada)). Any BA Equivalent Advance will be made on the relevant Drawdown Date or date of any Conversion or Rollover, and will remain outstanding for the term of the corresponding Bankers’ Acceptances. On its Maturity Date, such BA Equivalent Advance will be repaid in an amount equal to the face amount of a Draft that would have been accepted by such Non-BA Lender if it was a BA Lender. All provisions of this Agreement with respect to Bankers’ Acceptances will apply to BA Equivalent Advances provided that stamping fees with respect to a BA Equivalent Advances will be calculated on the basis of the amount with respect to such BA Equivalent Advances which the Borrower is required to pay on the applicable Maturity Date.

10.5                        Execution of Bankers’ Acceptances. Subject to Section 10.2(a), the signatures of any authorized signatory on Bankers’ Acceptances may, at the option of the Borrower, be reproduced in facsimile and such Bankers’ Acceptances bearing such facsimile signatures will be binding on the Borrower as if they had been manually signed by such authorized signatory. Notwithstanding that any person whose signature appears on any Bankers’ Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a  Bankers’ Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature will nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers’ Acceptance so signed will, subject to Section 10.2(c), be binding on and at the risk of the Borrower.

10.6                        Escrowed Funds. Upon the occurrence of an Event of Default, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the applicable Lenders, an amount equal to such Lenders’ maximum potential liability under then outstanding Bankers’ Acceptances (the “Escrow Funds”). The Escrow Funds will be held by the Agent for set-off against future Indebtedness owing by the Borrower to the applicable Lenders in respect of such Bankers’ Acceptances and pending such application will bear interest for the Borrower’s account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for similar amounts and for similar periods of time. If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining Escrow Funds if any, together with any accrued interest to the date of release, will be released to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Escrow Funds are actually paid to the Lenders as a principal repayment.

ARTICLE 11
LETTERS OF CREDIT

11.1                        General.

(a)                                 Each Letter of Credit will be made available by the applicable LC Issuer and each Letter of Credit (including all documents and instruments required to be presented thereunder) will be satisfactory in form and substance to such LC Issuer, acting reasonably. No Letter of Credit will be issued (or will be renewable at the option of the beneficiary thereunder) for a term in excess of one year, or will require payment in any currency other than Canadian Dollars or U.S. Dollars. Letters of Credit shall be issued by way of, as selected by the Borrower, either:

(i)                                   Letters of Credit (a “Fronted Letter of Credit”) issued by the Fronting Lender on behalf of the Lenders on a “fronting” basis as contemplated by

Section 11.1(i); provided that the Aggregate Principal Amount of all Fronted Letters of Credit will at no time exceed Cdn.$100,000,000 or the Canadian Dollar Exchange Equivalent thereof as determined at the time of issuance of any Fronted Letter of Credit (the “Fronted LC Commitment”); or

(ii)                                a Swing Line Letter of Credit issued by the Swing Line Lender pursuant to Section 3.9; provided that the Aggregate Principal Amount of all Swing Line Letters of Credit will at no time exceed Cdn.$10,000,000 or the Canadian Dollar Exchange Equivalent thereof as determined at the time of issuance of any Swing Line Letter of Credit.

(b)                                As a condition of the issuance or renewal of any Letter of Credit, the Borrower will pay to the LC Issuer the Issuance Fee, and, if applicable, the Fronting Fee, indicated in Section 4.2. The Borrower will also pay to the LC Issuer its customary administrative charges in respect of the issue of such Letter of Credit, the amendment or transfer of such Letter of Credit, and each drawing made under such Letter of Credit.

(c)                                 The LC Issuer shall only issue a Letter of Credit if the following conditions have been satisfied:

(i)                                   the LC Issuer shall have received a Notice of Borrowing requesting that a Letter of Credit be issued, such Notice of Borrowing to be accompanied by an originally executed LC Application, satisfactory to the LC Issuer, acting reasonably, specifying:

(A)                             the proposed date of issuance (which shall be a Banking Day at least 3 Banking Days following the date of such request);

(B)                               the expiry date thereof;

(C)                               the name and address of the beneficiary thereof;

(D)                              whether the Letter of Credit is a Financial LC or a Non-Financial LC; provided that in the case of any dispute, the LC Issuer shall determine whether a Letter of Credit is a Financial LC or a Non-Financial LC in accordance with its usual and customary practices;

(E)                                the face amount and currency thereof; and

(F)                                the terms and conditions of the requested Letter of Credit and other relevant details; and

(ii)                                  the LC Issuer shall have received such other customary administrative documents as it shall have reasonably requested as a condition to the issuance of such Letter of Credit.

In the event of any conflict or inconsistency between the terms of an LC Application and such other documents and this Agreement, the terms of this Agreement shall prevail and any liability of the Borrower in respect of Letters of Credit shall be governed by this Agreement irrespective of the provisions of any LC Application or such other documents.

(d)                                The Borrower will pay to the LC Issuer sufficient funds in the applicable currency immediately on demand by the LC Issuer, to reimburse the LC Issuer for any payment made by it pursuant to such Letter of Credit. If the Borrower does not make any payment required by the preceding sentence from the proceeds of an Accommodation obtained under this Agreement or otherwise, the LC Issuer, on behalf of the applicable Lenders, shall  without receipt of a Notice of Borrowing and irrespective of whether any other applicable conditions precedent specified herein have been satisfied, make a Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable depending on the currency of the Letter of Credit, to the Borrower in the amount of such required payment and in the case of Fronted Letters of Credit shall forthwith make a demand for reimbursement from the other Lenders for the amount so paid pursuant to Section 11.1(k)(i). The Borrower agrees to accept each such Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, and hereby irrevocably authorizes and directs the LC Issuer to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

(e)                                 If any Letter of Credit is outstanding at any time that an Event of Default occurs, a demand for repayment is made hereunder, or a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the LC Issuer under such Letter of Credit or extending the liability of the LC Issuer to make payment under such Letter of Credit beyond the expiry date specified therein, the Borrower will forthwith upon demand by the LC Issuer pay to the LC Issuer funds in the applicable currency in the amount of the Advance constituted by such Letter of Credit and such funds (together with interest thereon) will be held by the LC Issuer for payment of the liability of the Borrower pursuant to this Article 11 or otherwise in respect of such Letter of Credit so long as the LC Issuer has or may in any circumstance have any liability under such Letter of Credit, and shall bear interest at the LC Issuer’s then prevailing rate in respect of deposits of similar amounts and of similar periods of time. Any balance of such funds and interest remaining at such time as the LC Issuer does not have and may never have any liability under such Letter of Credit will nevertheless continue to be held by the LC Issuer, if and so long as any Default or Event of Default is continuing or after a demand for repayment is made or both, as security for the remaining liabilities of the Borrower hereunder.

(f)                                   The Borrower agrees that neither the LC Issuers, the Lenders nor their respective officers, directors, employees or agents will assume liability for, or be responsible for, and the Borrower hereby indemnifies and holds harmless any such Person from any losses or claims resulting from, the following: the use which may be made of any Letter of Credit; any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit which on its face complies with requirements of the Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit; any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person other than the LC Issuer; any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or any failure by the LC Issuer to make payment under any Letter of Credit as a result of any Law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or government instrumentality; or as a result of any other cause beyond the control of the LC Issuer or its officers, directors or correspondents; provided that nothing in this Agreement shall exonerate the LC Issuer for its own gross negligence or wilful misconduct.

(g)                                The obligations of the Borrower under this Article 11, with respect to any Letter of Credit will be absolute, unconditional and irrevocable, and will be performed strictly in accordance with the terms hereof under all circumstances including: any matter referred to in Section 11.1(e); any invalidity of any obligation secured by any Letter of Credit; any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit; any lack of validity or enforceability of any Letter of Credit; the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person; or any breach of contract or other dispute between the Borrower and any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person.

(h)                                The LC Issuer may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the LC Issuer to be lawfully entitled to the property of such beneficiary, and the LC Issuer may make payments under such Letter of Credit to such Person. The provisions of this Article 11 are for the sole benefit of the LC Issuer and may not be relied on by any other Person.

(i)                                    Subject to the other terms and conditions of this Agreement, the Borrower may request that the Fronting Lender issue Fronted Letters of Credit; provided that at no time will the Fronting Lender be required to issue a Fronted Letter of Credit if the Canadian Dollar Exchange Equivalent of the undrawn amount all Fronted Letters of Credit issued by it (including the one requested to be issued) would exceed the Fronted LC Commitment.

(j)                                    The Fronting Lender will exercise and give the same care and attention to each Fronted Letter of Credit issued by it hereunder as it gives to its other letters of credit and similar obligations, and the Fronting Lender’s sole liability to each Lender shall be to promptly return to the Agent for the account of the Lenders, each Lender’s rateable portion of any payments made to the Fronting Lender by the Borrower hereunder where the Borrower has made a payment to the Fronting Lender hereunder. Each Lender agrees that, in paying any drawing under a Fronted Letter of Credit, the Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. Neither the Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(i)                                   any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;

(ii)                                any action taken or omitted to be taken in connection with any Fronted Letter of Credit in the absence of gross negligence or wilful misconduct; or

(iii)                             the execution, effectiveness, genuineness, validity, or enforceability of any Fronted Letter of Credit, or any other document contemplated thereby.

(k)

(i)                                   Effective on the date of issuance of each Fronted Letter of Credit, the Fronting Lender irrevocably agrees to grant and hereby grants to each Lender, and each such Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the Fronting Lender, on the terms and conditions hereinafter stated and for such Lender’s own account and risk, an undivided interest equal to such Lender’s Rateable Portion in the

Fronting Lender’s obligations and rights under each Fronted Letter of Credit issued by the Fronting Lender and the amount of each draft paid by the Fronting Lender thereunder. Each such Lender unconditionally and irrevocably agrees with the Fronting Lender that, if an amount is paid under any Fronted Letter of Credit for which such Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Lender will pay upon demand to the Agent, for the account of the Fronting Lender, an amount equal to such Lender’s Rateable Portion of such amount, or any part thereof, which is not so reimbursed. On the date that any assignee becomes a Lender under this Agreement in accordance with Section 21.2, participating interests in any outstanding Fronted Letter of Credit, held by the assignor Lender from which such assignee acquired its interest hereunder will be proportionately reallocated between such assignee and such assignor Lender. Each Lender hereby agrees that its obligation to participate in each Fronted Letter of Credit, and to pay or to reimburse the Fronting Lender for its participating share of the amounts drawn or amounts otherwise paid thereunder, is absolute, irrevocable and unconditional and will not be affected by any circumstances whatsoever (including the occurrence or continuance of any Default or Event of Default), and that each such payment will be made without offset, abatement, withholding or other reduction whatsoever.

(ii)                                If any amount required to be paid by any Lender to the Fronting Lender pursuant to clause (i) above) in respect of any unreimbursed portion of any amount paid by the Fronting Lender under any Fronted Letter of Credit is paid to the Fronting Lender within three Banking Days after the date such amount is due, such Lender will pay upon demand to the Agent, for the account of the Fronting Lender, an amount equal to the product of (A) such amount multiplied by (B) the rate of interest applicable to such amount incurred by the Fronting Lender during the period from and including the date such amount payable under any Fronted Letter of Credit should have been paid to but excluding the date it is paid by the Lender to the Fronting Lender, multiplied by (C) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Lender pursuant to clause (i) above is not in fact made available to the Agent, for the account of the Fronting Lender, by such Lender within three Banking Days after the date such payment is due, the Fronting Lender will be entitled to recover from such Lender, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans or U.S. Base Rate Loans hereunder, as the case may be, depending on the currency of such Fronted Letter of Credit. A certificate of the Fronting Lender submitted to any

Lender with respect to any amounts owing under clause (i) above will be conclusive in the absence of manifest error.

(iii)                             Whenever, at any time after the Fronting Lender has paid an amount under any Fronted Letter of Credit and has received from any Lender that Lender’s Rateable Portion of such payment in accordance with clause (i) above, the Fronting Lender receives any reimbursement on account of such unreimbursed portion, or any payment of interest on account thereof, the Fronting Lender will pay to the Agent, for the account of such Lender that Lender’s Rateable Portion thereof; provided, however, that in the event that any such a payment received by the Fronting Lender is required to be returned by the Fronting Lender, such Lender will return to the Agent for the account of the Fronting Lender the portion thereof previously distributed to it.

The foregoing provisions shall apply irrespective of whether any condition precedent to an Advance has been specified, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or any enforcement action (including any termination of the Commitment Amount) has occurred or commenced under the Documents or otherwise or whether the Credit Facility Termination Date has occurred. The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower consents to the foregoing arrangements among such Lenders.

(l)                                    No LC Issuer shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) appearing on its face to be in compliance with the terms and conditions of the Letter of Credit.

(m)                              Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance or renewal of such Letter of Credit.

(n)                                For the purpose of calculating the Aggregate Principal Amount and for any other relevant provision of this Agreement, the amount of Accommodation constituted by any Letter of Credit at any time, will be the maximum amount which the LC Issuer may in all circumstances be required to pay pursuant to the terms thereof at such time.

ARTICLE 12
INCREASED COSTS

12.1                        Changes in Law.

(a)                                 If, after the date hereof, due to either:

(i)                                   the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or other Administrative Body charged with the administration thereof; or

(ii)                                the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with, there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining the Credit Facility, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 12.1(b), the Borrower will, within 5 Banking Days after being notified by such Lender of such event, pay to such Lender quarterly in arrears, that amount (the “Additional Compensation”) which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b)                                If Additional Compensation is payable pursuant to Section 12.1(a), the Borrower will have the option to prepay any amount of the Credit Facility owed to the Lender entitled to receive the Additional Compensation, subject always to Sections 9.2 and 10.6, without obligation to make a corresponding prepayment to any other Lender. If the Additional Compensation relates to outstanding Bankers’ Acceptances under the Credit Facility, such Lender may require the Borrower to deposit in an interest bearing cash collateral account with such Lender such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers’ Acceptances in accordance with the arrangements set out in Section 10.6.

12.2                        Changes in Circumstances. Notwithstanding anything to the contrary herein or in any of the other Documents contained, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Accommodation has become unlawful or impossible due to:

(a)                                 any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter;

(b)                                any material adverse change in or the termination of the London Interbank Eurodollar Market for Eurodollars; or

(c)                                 the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Accommodation, including any expenses resulting from the early termination of any LIBOR Period relating thereto in accordance with Section 9.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Accommodations not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Accommodation upon complying with applicable requirements thereof.

12.3                        Application of Sections 12.1 and 12.2. If a Lender exercises its discretion under either Section 12.1 or 12.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

12.4                        Limitations on Additional Compensation. Sections 12.1 and 12.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 12.1) or relates to any period which is more than three months prior to such Lender becoming aware such Additional Compensation was owing or if such Lender is not generally collecting amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so.

ARTICLE 13
EXPENSES

13.1                        Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, maintenance of the Documents and the enforcement of their rights and remedies under the Documents. The Borrower will not, however, be liable for the wages or salaries of employees of the Agent or the Lenders employed to administer the Credit Facility.

ARTICLE 14
REPRESENTATIONS AND WARRANTIES OF THE BORROWER

14.1                        Representations and Warranties. The Borrower hereby represents and warrants to the Lenders as of the Closing Date that:

(a)                                 Incorporation, Organization and Power. Each of the Penn West Parties, other than the Trust, PET, PVT and the Partnership, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of Alberta and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. The Partnership has been duly organized as a general partnership and is validly existing under the Laws of Alberta and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Trust, PET and PVT has been duly constituted and organized under the Laws of the Province of Alberta and is a valid and subsisting trust under such Laws and it has full power and capacity to enter into and perform its obligation under the Documents to which it is a party, and to carry on its business as currently conducted. The Trust is a mutual fund trust within the meaning of the Income Tax Act (Canada).

(b)                                Authorization and Status of Agreements. Each Document has been duly authorized, executed and delivered by the Penn West Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)                                   the constating documents or by-laws of, or any resolution of the directors, the Trustee or partners, as the case may be, of any Penn West Party;

(ii)                                the Material Contracts or any other material agreement or document to which any Penn West Party is a party or by which any Penn West Party’s property is bound; or

(iii)                             any applicable Law.

(c)                                  Enforceability. Each of the Documents to which a Penn West Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d)                                Litigation. There are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower’s knowledge threatened, to which any of the Penn West Parties is, or to the Borrower’s knowledge is threatened to be made, a party, the result of which could reasonably be expected, if successful against such party, to have a Material Adverse Effect.

(e)                                 Environmental Laws. Each of the Penn West Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations; all except to the extent that failure to so obtain or so comply could not reasonably be expected to have a Material Adverse Effect.

(f)                                   Environmental Condition of Property. The property or any part thereof owned, operated or controlled by any of the Penn West Parties:

(i)                                   is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Laws or, if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Penn West Parties, as applicable, to contest the validity thereof; and

(ii)                                complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(g)                                Title to Properties. Each of the Penn West Parties has good and valid title to its properties, subject only to Permitted Encumbrances and to minor defects of title which in the aggregate do not materially affect the rights of ownership therein taken as a whole among all Penn West Parties.

(h)                                Operation of Properties. To the best of the Borrower’s knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Penn West Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable Law to have been abandoned), and all property owned or operated by the Penn West Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(i)                                    No Adverse Change. The audited consolidated financial statements of the Trust for its most recent fiscal year end (commencing with financial statements for the fiscal year ending December 31, 2005) and the unaudited consolidated financial statements of the Trust dated as at June 30, 2006 provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Trust’s consolidated financial position as at the date thereof and since that date there has been no occurrence of any event or circumstance which could reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent.

(j)                                    Information. All factual information heretofore or contemporaneously furnished by or on behalf of the Penn West Parties to the Agent in connection with the Credit Facility was true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(k)                                 No Breach of Orders, Licences or Statutes. None of the Penn West Parties is in breach of:

(i)                                   any order, approval or mandatory requirement or directive of any Administrative Body;

(ii)                                any governmental licence or permit; or

(iii)                             any applicable Law,

the breach of which could reasonably be expected to have a Material Adverse Effect.

(l)                                    No Default. No Default or Event of Default has occurred and is continuing.

(m)                              Approvals. All regulatory authorizations, consents, approvals, permits and licenses necessary for each of the Penn West Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain could not reasonably be expected to have a Material Adverse Effect.

(n)                                 Subsidiaries. As of the Closing Date, the only Subsidiaries of the Trust and the Trust’s direct or indirect ownership therein, are set forth in Schedule H and all of the issued shares or units of such Subsidiaries have been validly issued and are outstanding as fully paid and non assessable securities. The legal name, the jurisdiction of formation and the legal ownership of the Trust and each of the Trust’s Subsidiaries is as set out in Schedule H.

(o)                                 Partnership. As of the Closing Date, the only partners of the Partnership are the Borrower and TroCana.

(p)                                 Pension. Each Penn West Party has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply could not reasonably be expected to have a Material Adverse Effect. All amounts due and owing under any such Pension Plan have been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that could reasonably be expected to have a Material Adverse Effect.

(q)                                 Insurance. Each Penn West Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Penn West Parties in accordance with prudent industry standards and Section 15.1(m).

(r)                                    Taxes. Except for circumstances which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect:

(i)                                   all tax returns required to be filed by the Penn West Parties in any jurisdiction have been filed;

(ii)                                all Taxes upon the Penn West Parties or any of their property, which are due and payable, have been paid on a timely basis or within appropriate extension periods or are being contested in good faith by appropriate proceedings (and in respect of which adequate provision has been made on its books);

(iii)                             the Penn West Parties have collected, deducted, withheld and remitted to the proper taxing authorities when due all Taxes, worker’s compensation assessments, employment insurance assessments and other similar amounts required to be collected, deducted, withheld and remitted; and

(iv)                            as at the Closing Date, the Borrower does not know of any proposed additional tax assessments against them for which adequate provision has not been made on their books which have a reasonable likelihood of being adversely determined.

(s)                                  Pari Passu Ranking. The Indebtedness of the Penn West Parties under this Agreement and each other Document to which they are a party rank at least pari passu in right of payment with all of their other senior unsecured and unsubordinated indebtedness.

14.2                        Acknowledgement. The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 14 in making the Credit Facility available to the Borrower and that each such representation and warranty (other than that made in Sections 14.1(n), 14.1(o) and 14.1(r)(iv)) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facility except for Advances which are Rollovers or Conversions in which case only Section 14.1(l) will be deemed to be restated.

14.3                        Survival and Inclusion. The representations and warranties in this Article 14 shall survive until all Indebtedness of the Borrower hereunder has been repaid and this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 15
COVENANTS OF THE BORROWER

15.1                        Affirmative Covenants. While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)                                 Punctual Payment. The Borrower will pay or cause to be paid all Indebtedness and other amounts payable under the Documents punctually when due.

(b)                                Legal Existence. Except as permitted by Section 18.1, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect the Borrower’s and each other Penn West Parties’ legal existence in good standing under the Laws of its governing jurisdiction.

(c)                                 Notice of Default. The Borrower will notify the Agent of the occurrence of any Default or Event of Default forthwith upon becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(d)                                Notice of Legal Proceedings. The Borrower will, forthwith upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Penn West Party which, if adversely determined against the applicable Penn West Party, could reasonably be expected to have a Material Adverse Effect.

(e)                                 Notice of Environmental Damage. The Borrower will, promptly upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Penn West Parties which could reasonably be expected to have a Material Adverse Effect.

(f)                                   Compliance with Law. The Borrower will, and will cause each other Penn West Party to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(g)                                Quarterly Compliance Certificate. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Trust and within 90 days after the end of each fiscal year of the Trust, the Borrower will deliver to the Agent a Compliance Certificate.

(h)                                Financial Statements. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Trust and within 90 days after the end of each fiscal year of the Trust, the Borrower will deliver to the Agent a copy of the Trust’s quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that the requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(i)                                    Performance. The Borrower will, and will cause each other Penn West Party to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(j)                                    Inspection of Property; Books and Records; Discussions. The Borrower will, and will cause each other Penn West Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders’ expense) and at any time while a Default or Event of Default exists (at the Borrower’s expense), subject to the Borrower’s health and safety requirements, to visit and inspect any property of any Penn West Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Penn West Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Penn West Party with their senior officers and (in the presence of such representatives, if any, as it may designate) with its auditors.

(k)                                 Operation of Properties. The Borrower will, and will cause each other Penn West Party to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(l)                                    Performance of Leases. The Borrower will, and will cause each other Penn West Party to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(m)                              Insurance. The Borrower will maintain or cause to be maintained with insurers of recognized standing adequate insurance (including deductibles which are customary for the industry) in respect of the property of the Penn West Parties, including all wellhead equipment and other plant and equipment according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(n)                                Information. The Borrower will promptly provide (or provide access to) any other documentation and information relating to the Penn West Parties and their respective properties as the Agent on behalf of the Lenders may reasonably request subject to any contractual restrictions regarding confidentiality, provided that the Borrower shall use reasonable commercial efforts to overcome such restrictions.

(o)                                Payment of Taxes. The Borrower will, and will cause each other Penn West Party to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Penn West Party has made all appropriate provision in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(p)                                Remittances. The Borrower will, and will cause each other Penn West Party to, make all of the remittances required to be made by each Penn West Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(q)                                Partnership. The partners in the Partnership will consist only of the Borrower and one or more Restricted Subsidiaries.

(r)                                   Wholly-Owned Status. The Borrower and the Restricted Subsidiaries will be direct or indirect wholly-owned Subsidiaries of the Trust.

(s)                                 Penn West Party Guarantees. Within 10 Banking Days of a Subsidiary becoming a Restricted Subsidiary, the Borrower will cause such Restricted Subsidiary to execute and deliver in favour of the Lenders a Penn West Party Guarantee together with an officers certificate of such Restricted Subsidiary confirming that all authorizations and actions have been taken by such Restricted Subsidiary to authorize, execute and deliver the Penn West Party Guarantee and that such Restricted Subsidiary is at the time of granting of the Guarantee a direct or indirect wholly-owned Subsidiary of the Trust. The Borrower will also deliver or cause to be delivered such other documentation pertained thereto, including legal opinions of Borrower’s Counsel, all in form and content acceptable to the Agent, acting reasonably.

(t)                                   Pari Passu Ranking. The Borrower will, and will cause each Penn West Party to, ensure that all Indebtedness of the Penn West Parties under the Documents ranks at least pari passu with all other senior, unsecured Indebtedness of the Penn West Parties.

(u)                                Ownership of Assets. The Borrower will ensure at all times that the Borrower and the Restricted Subsidiaries own not less than 90% of the Consolidated Tangible Assets.

(v)                                Further Notices. The Borrower will notify the Agent of (i) the incurrence by any Penn West Party of any Subordinated Debt forthwith upon incurrence thereof; (ii) any Penn West Party having a corporate or long term debt rating from any rating agency and any future change in any such rating; and (iii) any Material Adverse Effect.

15.2                        Financial Covenants. While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)                                 the Consolidated Senior Debt to EBITDA Ratio of the Trust will not exceed 3:1, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Trust after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to EBITDA Ratio of the Trust will not exceed 3.5:1;

(b)                                the Consolidated Total Debt to EBITDA Ratio of the Trust will not exceed 4:1; and

(c)                                 the Consolidated Senior Debt to Capitalization of the Trust will not exceed 50%, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Trust after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to Capitalization of the Trust will not exceed 55%, provided that, in the case of any Material Acquisition, the Trust would have continued to comply with the base level covenant threshold set out in paragraphs (a) and (c) of this Section 15.2 as though such Material Acquisition had not been made during such period, and the Borrower provides evidence of such compliance in its Compliance Certificate relating to each applicable fiscal quarter.

15.3                        Negative Covenants. While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower:

(a)                                 Limitation on Liens. The Borrower will not, and will not permit the other Penn West Parties to, provide or permit a Security Interest to exist over its property, except for Permitted Encumbrances.

(b)                                Limitation on Distributions. The Borrower will not, and will not permit the other Penn West Parties to:

(i)                                   make any Distribution or other payment to the Trust or to the holders of Trust Units if a Default or Event of Default has occurred and is continuing, except that regularly scheduled monthly cash distributions by the Penn West Parties (other than the Trust) to the Trust and by the Trust to the holders of Trust Units may be made while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default could reasonably be expected to occur as a result of making such Distribution or other payment; or

(ii)                                make any payment in respect of Subordinated Debt and Convertible Debentures during a Default or Event of Default or if such payment could reasonably be expected to cause a Default or Event of Default to occur.

(c)                                 Limitation on Hedging Agreements. The Borrower and the other Penn West Parties shall not enter into or maintain Hedging Agreements unless the same are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower, provided that notwithstanding the foregoing, the Borrower and the other Penn West Parties may not enter into or maintain Hedging Agreements for speculative purposes.

(d)                                Mergers, Amalgamations and Consolidations. The Borrower will not, and will not permit the other Penn West Parties to, merge, amalgamate or consolidate with another Person (other than the Borrower or wholly-owned Subsidiaries of the Borrower), except as otherwise permitted under Section 18.1.

(e)                                 Financial Assistance or Capital Contributions. The Borrower will not, and will not permit any other Penn West Party to:

(i)                                   provide any guarantee, loan or other financial assistance to any Person, other than to another Penn West Party; or

(ii)                                make any contributions of capital or any other forms of equity investment in any Person that is not a Penn West Party;

which in aggregate exceeds $50,000,000.

(f)                                   Transactions with Affiliates. The Borrower will not, and will not permit any Penn West Party to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders, partners or with any Affiliate, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder, partner or Affiliate or with any of its directors or officers, except a transaction or agreement or arrangement which is in the ordinary course of business of the applicable Penn West Party and which is upon fair and reasonable terms not less favourable to the applicable Penn West Party that it would obtain in comparable arms-length transaction; provided that such restriction will not apply to any transaction among the Penn West Parties.

(g)                                Change in Business. The Borrower will not, and will not permit the other Penn West Parties to, make any material change in the nature of its business as carried on at the Closing Date.

(h)                                Inability to Pledge. The Borrower will not grant a Security Interest over any shares or units it owns, either directly or indirectly, in any Penn West Party and will not, and will not permit the other partners in the Partnership, to grant a Security Interest over their respective interests in the Partnership.

(i)                                    Asset Dispositions. The Borrower will not, and will not permit the other Penn West Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of (i) any of its right, title and interest in the Material Contracts other than to another Penn West Party, or (ii) any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition could reasonably be expected to have a Material Adverse Effect.

(j)                                    Material Contracts. The Borrower will not, and will not permit the other Penn West Parties to, terminate, make any amendment to or waive any provision of any of the Material Contracts if to do so could reasonably be expected to have a Material Adverse Effect. The Borrower will provide copies of all amendments, supplements or replacements of any Material Contract to the Agent with sufficient copies for the Lenders. Notwithstanding the foregoing, the Borrower will not permit any amendment to the terms of the Material Contracts as they relate to the determination and calculation of Distributions that can be distributed by the Penn West Parties without the prior consent of the Majority Lenders if such amendment would materially change the determination and method of calculation of such Distributions.

ARTICLE 16
DESIGNATION OF RESTRICTED SUBSIDIARIES

16.1                        Designation of Non-Restricted/Restricted Subsidiaries.

(a)                                 The Borrower from time to time, by notice to the Agent in the form of Schedule J, shall be entitled to designate that either:

(i)                                   a Restricted Subsidiary will be a Non-Restricted Subsidiary; or

(ii)                                a Non-Restricted Subsidiary will be a Restricted Subsidiary,

provided that, the Borrower will not be entitled to designate a Restricted Subsidiary to be a Non-Restricted Subsidiary if:

(iii)                             a Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower’s discretion under paragraph (i) or (ii) above would cause such Default or Event of Default to be cured; or

(iv)                            a Default or an Event of Default would result from or exist immediately after such a designation.

(b)                                 As at the Closing Date, the Restricted Subsidiaries and Non-Restricted Subsidiaries are as set out in Schedule H.

ARTICLE 17
INDEMNITY OF BORROWER

17.1                        Indemnity of Borrower. The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, employees, consultants and agents (in this Section 17.1, collectively the “indemnified parties”), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable costs or expenses of defending or denying the same and including the reasonable costs or expenses of preparing any environmental assessment report or other such reports) suffered or incurred by an indemnified party (in this Section 17.1 collectively a “claim”), by reason of being a Lender or the Agent under this Agreement, including:

(a)                                 the Release of any Contaminant into the Environment; and

(b)                                the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that any such claim arises from the gross negligence or wilful misconduct of the indemnified parties. This indemnity will survive repayment or cancellation of the Credit Facility or any part thereof, including any termination of the other provisions of this Agreement. Other than for costs and expenses incurred by the indemnified parties for investigating, defending or denying a claim or preparing any necessary environmental assessment report or other reports in connection with any claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefor), the indemnified parties will not request indemnification from the Borrower unless an indemnified party is required by Law, based on the advice of such indemnified party’s counsel, to honour a claim or any part thereof. The indemnified parties will be entitled, but not obligated, to negotiate any settlement of a claim in consultation with the Borrower, and any such settlement will be binding on the Parties.

17.2                        Right to Defend. The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 17.1; provided that:

(a)                                 the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the indemnified party or a conflict of interest between the Borrower and the indemnified party; and

(b)                                the indemnified party, at the Borrower’s expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the indemnified party which are different from or in addition to those available to the Borrower, and such participation by the indemnified party in the defence will not release the Borrower from any liability that it may have to such indemnified party.

ARTICLE 18
REORGANIZATION

18.1                        Successor Facility. The Borrower will not, and it will not permit any Penn West Party to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of such Penn West Party would become the property of any other Person (a “successor entity”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (other than any such transaction solely among the Penn West Parties) unless:

(a)                                 prior to or contemporaneously with the consummation of such transaction, such Penn West Party, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(i)                                   the successor entity shall have assumed all the covenants and obligations of such Penn West Party under the Documents to which it is a party;

(ii)                                the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)                             the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which such Penn West Party is a party are not adversely affected in any material respect; and

(iv)                            legal opinions satisfactory to the Agent confirming the matters set forth in Sections 18.1(a)(i) and (ii) above are provided by Borrower’s Counsel;

(b)                                no Default or Event of Default is subsisting or would occur after giving effect to such transaction; and

(c)                                 the Lenders, acting reasonably, are satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity or, where the successor entity remains a Restricted Subsidiary, the Borrower or the Trust, if the senior unsecured long term debt of the successor entity, the Borrower or the Trust, as applicable, is rated equal to or above Investment Grade immediately prior to the effective date of the transaction and the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that such rating will be equal to or above Investment Grade after giving effect to the transaction.

ARTICLE 19
EVENTS OF DEFAULT

19.1                        Event of Default. Each of the following events will constitute an Event of Default:

(a)                                 Failure to Pay. If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of 3 Banking Days.

(b)                                Incorrect Representations. If any representation or warranty made or deemed to be made by a Penn West Party in the Documents will prove to have been incorrect when so made or deemed to have been made as herein provided, and such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(c)                                 Breach of Financial Covenants. If there is a breach in the performance or observance of any of the covenants or agreements in Section 15.2.

(d)                                Breach of Covenants. Except for an Event of Default set out elsewhere in this Section 19.1, if the Borrower or another Penn West Party defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Penn West Party with the Agent and the Lenders and such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(e)                                 Insolvency. If a judgment, decree or order of a court of competent jurisdiction is entered against any of the Penn West Parties, (i) adjudging such party bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other person with like powers, over all, or substantially all, of the property of such party, or (iii) ordering the involuntary winding up or liquidation of the affairs of such party, or (iv) if any receiver or other person with like powers is appointed over all, or substantially all, of the property of such party, unless such appointment is stayed and of no effect against the rights of the Lenders thereunder.

(f)                                   Winding Up. If, (i) except as permitted by Section 18.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of any of the Penn West Parties, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) if any of the Penn West Parties institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Penn West Parties consents to the filing of any petition under any such Law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of such party’s property, or (iv) any of the Penn West Parties makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) any of the Penn West Parties takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)                                Other Indebtedness. Any default shall have occurred and is continuing in respect of any Indebtedness of one or more Penn West Parties (other than Non-Recourse Debt or Indebtedness arising under the Credit Facility) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Penn West Party which is repayable on demand, and the aggregate principal amount of all such Indebtedness is at least $50,000,000 or the Canadian Dollar Exchange Equivalent thereof.

(h)                                Final Judgments. A final judgment or judgments or any order is entered against one or more Penn West Parties (other than in respect of Non-Recourse Debt permitted hereunder) in an aggregate amount equal to or greater than $50,000,000, which remains unsatisfied or undischarged for a period of 30 days during which such judgment shall not be an appeal or execution thereof will not be effectively stayed.

(i)                                    Cessation of Business. Except as permitted by Section 18.1, any of the Penn West Parties ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(j)                                    Seizure of Property. The property of any one or more of the Penn West Parties (other than any such property which secures Non-Recourse Debt permitted hereunder) having a fair market value in excess of $50,000,000, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $50,000,000 shall exist in respect of any one or more of the Penn West Parties or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers’ Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(k)                                 Change of Control. If a Change of Control occurs which is not otherwise consented to by the Majority Lenders or if the Trust or any other Penn West Party ceases to own and control all of the issued and outstanding shares of the Borrower.

(l)                                    Trust. The Trust ceases to be a mutual fund trust within the meaning of the Income Tax Act (Canada).

(m)                              Securities Exchange. The Trust Units cease to be listed or posted for trading on a recognized North American stock exchange.

(n)                                Enforceability of Documents. If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any Penn West Party.

(o)                                Qualified Auditor Report. If the audited financial statements of the Trust that are required to be delivered by the Borrower pursuant to Section 15.1(h) contain a qualification that is not acceptable to the Majority Lenders, acting reasonably, and within a period of 30 days after the delivery of such financial statements by the Borrower hereunder either (i) such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders; or (ii) the Borrower has not delivered a plan to the Agent as to how the Borrower plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to the Majority Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with the qualification in accordance with the plan and within the proposed time frame.

19.2                        Remedies. Upon the occurrence of an Event of Default, the Agent may forthwith (on the direction of the Majority Lenders, or in the case of an Event of Default under Section 19.1(e) or 19.1(f) automatically) terminate any further obligation to make Advances and may declare all Indebtedness owing under the Credit Facility together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders, may exercise any and all rights, remedies, powers and privileges afforded by applicable Law or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

19.3                        Adjustments. Upon the occurrence and any time during the continuance of an Event of Default, adjustments shall be made among the Lenders as set forth in this Section 19.3. The Lenders shall make such adjusting payments amongst themselves in any manner as may be required to ensure their respective participations in outstanding Advances under the Credit Facility reflect their respective Rateable Portion including the following:

(a)                                 If any Swing Line Loans are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion, on behalf of the Borrower (which hereby irrevocably directs and authorizes the Swing Line Lender to make such request on its behalf), request that each Lender, through the Agent, make a Canadian Prime Rate Loan or a U.S. Base Rate Loan (or a combination thereof) to the Borrower in an amount equal to the Lender’s Rateable Portion of the principal amount of such

Swing Line Loan outstanding on the date such notice is given (the “Refunded Swing Line Loans”), provided that the provisions of this paragraph shall not affect the Borrower’s obligation to repay the Swing Line Loans to the extent they remain outstanding. Each Lender will make the proceeds of any such Canadian Prime Rate Loan or U.S. Base Rate Loan available to the Swing Line Lender on the Banking Day next following the date such notice is given in immediately available funds. The proceeds of such Canadian Prime Rate Loan or such U.S. Base Rate Loan shall be applied by the Swing Line Lender to the payment in full of the Refunded Swing Line Loans.

(b)                                If any Bankers’ Acceptances are outstanding, each Lender agrees to indemnify and save harmless the Swing Line Lender, based on its Rateable Portion, from any liability the Swing Line Lender may incur or suffer with respect to the such outstanding Bankers’ Acceptance. On the maturity date thereof, the Swing Line Lender may in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, such Bankers’ Acceptance will be converted into a Syndicated Advance in the form of a Canadian Prime Rate Loan.

(c)                                 If any Swing Line Letters of Credit are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, the Swing Line Letters of Credit shall constitute Fronted Letters of Credit for all purposes of this Agreement, with the Swing Line Lender being the Fronting Lender with respect to the Fronted Letters of Credit which were previously Swing Line Letters of Credit.

(d)                                If a Fronted Letter of Credit is drawn upon which results in a payment by the Fronting Lender thereunder (in this Section 19.3, an “LC Payment”), the Fronting Lender will promptly request the Agent on behalf of the Borrower (and for this purpose the Fronting Lender is irrevocably authorized by the Borrower to do so) for an Advance by way of a Canadian Prime Rate Loan or a U.S. Base Rate Loan, as applicable, from the Lenders pursuant to Article 11 to reimburse the Fronting Lender for such LC Payment. The Lenders are irrevocably directed by the Borrower to make any Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, if so requested by the Fronting Lender and pay the proceeds thereof directly to the Agent for the account of the Fronting Lender. Each Lender unconditionally agrees to pay to the Agent for the account of the Fronting Lender such Lender’s Rateable Portion of each Advance requested by the Fronting Lender on behalf of the Borrower to repay LC Payments made by the Fronting Lender.

(e)                                 The obligations of each Lender under this Section 19.3 are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this Agreement under all circumstances including:

(i)                                   any lack of validity or enforceability of the Borrower’s obligations under Section 3.9;

(ii)                                the occurrence of any Default or Event of Default or the exercise of any rights by the Agent under Section 19.2; and

(iii)                             the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by a Lender or the LC Issuer against the Borrower.

(f)                                   If a Lender (a “Defaulting Lender”) fails to make payment on the due date therefor of any amount due from it for the account of another Lender or the LC Issuer pursuant to this Section 19.3 (the balance thereof for the time being unpaid being referred to in this Section 19.3 as an “overdue amount”), then, until such other Lender or the LC Issuer has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of such other Lender or the LC Issuer in respect of such failure):

(i)                                   such other Lender or the LC Issuer shall be entitled to receive any payment which the Defaulting Lender would otherwise have been entitled to receive in respect of the Credit Facility or otherwise in respect of any Loan Document; and

(ii)                                the overdue amount shall bear interest payable by the Defaulting Lender to such other Lender or the LC Issuer at the rate payable by the Borrower in respect of the obligations which gave rise to such overdue amount.

(g)                                If for any reason an Advance may not be made pursuant to this Section 19.3 to reimburse the LC Issuer as contemplated thereby, then promptly upon receipt of notification of such fact from the Agent, each relevant Lender shall deliver to the Agent for the account of the LC Issuer in immediately available funds the purchase price for such Lender’s participation interest in the relevant unreimbursed LC Payments (including interest then accrued thereon and unpaid by the Borrower). Without duplication, each Lender shall, upon demand by the LC Issuer made to the Agent, deliver to the Agent for the account of the LC Issuer interest on such Lender’s Rateable Portion from the date of payment by the LC Issuer of such unreimbursed LC Payments until the date of delivery of such funds to the LC Issuer by such Lender at a rate per annum equal to the one month CDOR Rate for such period. Such payment shall only, however, be made by the Lenders in the event and to the extent the LC Issuer has not been reimbursed in full by the Borrower for interest on the amount of such unreimbursed LC Payments.

(h)                                The LC Issuer shall, forthwith upon its receipt of any reimbursement (in whole or in part) by the Borrower for any unreimbursed LC Payments in relation to which other Lenders have purchased a participation interest pursuant to this Section 19.3, or of any other amount from the Borrower or any other Person in respect of such payment (other than pursuant to Section 3.9), transfer to such other Lender such other Lender’s Rateable Portion of such reimbursement or other amount. In the event that any receipt by the LC Issuer of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or is otherwise required to be returned, such Lender shall promptly return to the LC Issuer any portion thereof previously transferred to it by the LC Issuer, without interest to the extent that interest is not payable by the LC Issuer in connection therewith.

19.4                        Waivers. An Event of Default may only be waived by the Majority Lenders, other than an Event of Default set forth in Sections 19.1(e), (f), (i) or (l) which may only be waived by all of the Lenders.

ARTICLE 20
CONFIDENTIALITY

20.1                        Non-Disclosure. All information, including any information relating to a Hostile Acquisition, other than information that is required by applicable Law to be disclosed by the Party receiving the confidential information to any Administrative Body of competent jurisdiction, including any central bank or other banking regulatory authority and any official bank examiners or regulators, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 20.2 and 20.3, provided that the confidential nature of the information is made known or ought to have been known to the disclosing Party.

20.2                        Exceptions. Section 20.1 does not apply to confidential information:

(a)                                 of a Party where that Party consents to its disclosure;

(b)                                which becomes part of the public domain without breach of Section 20.1;

(c)                                 received from a third party without restriction on further disclosure and without breach of Section 20.1; or

(d)                                developed independently without breach of Section 20.1.

20.3                        Permitted Disclosures by Agent and Lenders. Confidential information received by the Agent or a Lender may be disclosed to the Agent or any other Lender, any Affiliate thereof (including a Hedge Provider), any Participant, any financial institution which desires to become a Lender hereunder or any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Penn West Parties (provided that in the case of any Participant, prospective lender or actual or prospective counterparty any such Person has entered into confidentiality covenants with the Agent and the Borrower substantially the same as those contained in this Article 20) and to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender, such Affiliate or such financial institution on a need to know basis.

20.4                        Survival. The obligations of the Parties under this Article 20 will survive the termination of this Agreement.

ARTICLE 21
ASSIGNMENT

21.1                        Assignment of Interests. Except as expressly permitted under this Article 21 and subject to Article 18, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

21.2                        Assignment by the Lenders. Each Lender will have the right to sell or assign in minimum portions of $5,000,000, such Lender’s Rateable Portion to one or more financial institutions with the consent of the Agent, the Swing Line Lender and the Fronting Lender and, if no Event of Default has occurred and is continuing, the consent of the Borrower, each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount (other than the Discount Rate for Bankers’ Acceptances) than it would have been obliged to pay if the Lender had not made an assignment and provided further, that each remaining Lender will at all times maintain an Individual Commitment Amount in an aggregate principal amount at least equal to $5,000,000, except to the extent the assignment is of a Lender’s entire Individual Commitment Amount. Notwithstanding the foregoing, a Lender may sell or assign its Rateable Portion to an Affiliate thereof without the consent of the Agent, the Swing Line Lender and the Fronting Lender or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such sale or assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such sale or assignment. An assignment fee of $3,500 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender, other than in respect of an assignment by the Agent. In the event of such sale or assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation, sale or assignment.

21.3                        Effect of Assignment. To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 21.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower’s recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

21.4                        Participations. Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a “Participant”) participating interests in any of the Advances, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)                                 no participation contemplated in this Section 21.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;

(b)                                such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)                                 the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and each of the other Documents;

(d)                                no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e)                                 the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 22
ADMINISTRATION OF THE CREDIT FACILITY

22.1                        Authorization and Action.

(a)                                 Authorization and Action. Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)                                Lenders’ Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)                                 Deemed Non-Consent. If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, within 10 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

22.2                        Procedure for Making Advances.

(a)                                 Pro Rata Advances. Subject to Sections 3.4, 7.2, 7.3 and 7.4, all Advances made by the Lenders will be made in accordance with each Lender’s Rateable Portion of such Advance.

(b)                                Instructions from Borrower. Subject to Article 10, the Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender’s Rateable Portion of such Advances have been credited in accordance with Section 6.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under the Credit Facility, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)                                 Assumption Respecting Availability. Unless the Agent has been notified by a Lender within 2 Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender’s Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender’s Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender’s Rateable Portion of the Advance for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under the Credit Facility.

22.3                        Remittance of Payments. Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender’s Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

22.4                        Redistribution of Payment. Each Lender agrees that:

(a)                                 If it exercises any right of counter-claim, set off, bankers’ lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)                                   amounts outstanding at such time owed by the Borrower to such Lender under this Agreement, which amounts will be applied in accordance with this Section 22.4; and

(ii)                                amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance (including a Bankers’ Acceptance) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment.

(b)                                If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (a) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 22.4 to share in the benefits of any recovery on such secured claims.

(c)                                 If it does any act or thing permitted by paragraphs (a) or (b) above, it will promptly provide full particulars thereof to the Agent.

(d)                                Except as permitted under paragraphs (a), (b) and (c) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers’ lien or similar right without the prior consent of the other Lenders.

22.5                        Duties and Obligations. The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a)                                 may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;

(b)                                may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)                                 will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Penn West Party made or deemed to be made hereunder;

(d)                                may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)                                 may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facility, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

22.6                        Prompt Notice to the Lenders. Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

22.7                        Agent and Agent Authority. With respect to its Rateable Portion of Aggregate Commitment Amount and the Advances made by it as a Lender under the Credit Facility, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Penn West Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

22.8                        Lenders’ Credit Decisions. It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Penn West Parties or any other Person under or in connection with the Credit Facility (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Penn West Parties. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Penn West Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

22.9                        Indemnification. The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

22.10                 Successor Agent. The Agent may, as hereinafter provided, resign at any time by giving 30 days’ prior notice (the “Resignation Notice”) thereof to the Lenders and the Borrower. The

Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the “Successor Agent”) to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent’s obligations hereunder as a Lender, including for its Rateable Portion of the Aggregate Commitment Amount. After the resignation of the Agent as agent hereunder, the provisions of this Article 22 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder. Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

22.11                 Taking and Enforcement of Remedies. Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Indebtedness hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facility, including any acceleration of Indebtedness thereunder, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as herein provided). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Penn West Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

22.12                 Reliance Upon Agent. The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

22.13                 Agent May Perform Covenants. If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus 2%.

22.14                 No Liability of Agent. The Agent, in its capacity as agent of the Lenders under the Credit Facility, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

22.15                 Nature of Obligations under this Agreement.

(a)                                 Obligations Separate. The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)                                No Liability for Failure by other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

22.16                 Lender Consent.

(a)                                 Unanimity. Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders under the Credit Facility, the following matters will require the approval, consent or agreement, as the context requires, of all Lenders under the Credit Facility:

(i)                                   the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(ii)                                any increase of the Maximum Commitment Amount;

(iii)                             the postponement of any maturity date of any Indebtedness of the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(iv)                            subject to Article 18, the requirement for delivery of, or any waiver or material amendment under, or release of any Penn West Party Guarantee;

(v)                               any change in the nature of Advances under the Credit Facility or any change to the covenants referred to in Sections 3.8, 4.2, 4.3, 15.3(i) and 19.4;

(vi)                            any amendment to Section 2.1, 19.4 or 21.1 or this Section 22.16(a); and

(vii)                         any change to the definition of “Majority Lenders”;

provided that any change to Section 3.9 or 19.3 will also require the consent of the Swing Line Lender and the Agent, any change to Article 11 will require the consent of the LC Issuer and the Agent and any change to this Article 22 will require the consent of the Agent.

(b)                                Majority Consent. Subject to Section 22.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facility and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facility will bind all of the Lenders under the Credit Facility if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

ARTICLE 23
MISCELLANEOUS

23.1                        Notices. Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a)                                 left at the relevant address set forth below or in Schedule B, as applicable; or

(b)                                telecopied or sent by other means of recorded electronic communication; and

(i)                                  if to the Agent, addressed to the Agent at:

Canadian Imperial Bank of Commerce

BCE Place

161 Bay Street, 8th Floor

Toronto, Ontario

M5J 2S8

Telecopier:                                  (416) 956-3830

Attention:                                         Agent Administration

(ii)                               if to any of Penn West Parties, addressed to any of them at:

Penn West Petroleum Ltd.

2200, 425 – 1st Street S.W.

Calgary, Alberta

T2P 3L8

Telecopier:                                  (403) 777-2687

Attention:                                         Senior Vice President and Chief Financial Officer

(iii)                            if to any Lender, addressed to such Lender at the address set forth opposite such Lender’s name in Schedule B.

(c)                                 The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d)                                Any notice or other communication given or made in accordance with this Section 23.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e)                                 Each Party may change its address and telecopier number for purposes of this Section 23.1 by notice given in the manner provided in this Section 23.1 to the other Parties.

(f)                                   Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

23.2                        Telephone Instructions. Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

23.3                        No Partnership, Joint Venture or Agency. Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

23.4                        Judgment Currency.

(a)                                 Deficiency. If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applicable will be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Toronto, Ontario the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the “First Party”) agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)                                Excess. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 23.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

23.5                        General Indemnity. In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and do hereby indemnify the Agent, the Lenders and each director, officer, shareholder or agent thereof (collectively, the “Indemnified Party”) and hold the Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Advance as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower’s failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers’ Acceptance on its maturity date; (c) the Borrower’s failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance; (e) the Borrower’s repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (f) the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (g) the failure of the Borrower or any other Penn West Party to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of the Borrower’s or any other Penn West Party representations and warranties contained in any Document; (i) any failure of the Borrower or any other Penn West Party to observe or fulfil its covenants under any Document; or (j) the occurrence of any Default or Event of Default; provided that this Section 23.5 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party. The provisions of this Section 23.5 shall survive repayment of the Indebtedness of the Penn West Parties under the Documents.

23.6                        Further Assurances. The Borrower will, from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent with respect to the Credit Facility, the Penn West Party Guarantees or any part thereof and to give effect to any provision of the Documents.

23.7                        Waiver of Laws. To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

23.8                        Attornment and Waiver of Jury Trial. The Parties hereto do hereby irrevocably:

(a)                                 submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)                                waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

23.9                        Interest on Payments in Arrears.

(a)                                  Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)                                   on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate plus 2% from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)                                on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the Canadian Prime Rate plus 2% from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)                                All interest referred to in this Section 23.9 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

23.10                 Payments Due on Banking Day. Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding Banking Day, or LIBOR Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

23.11                 Application of Proceeds. Except as otherwise agreed to by the Majority Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 19.2, will be applied by the Agent in the following order:

(a)                                 in payment of any amounts due and payable by way of recoverable expenses;

(b)                                in payment of any amounts by way of any fees (other than standby fees, stamping fees, Issuance Fees and Fronting Fees);

(c)                                 in payment of any amounts due and payable as and by way of interest or standby fees, stamping fees, Issuance Fees and Fronting Fees, including any interest on overdue amounts; and

(d)                                in payment of the Aggregate Principal Amount and all other amounts under the Documents and the obligations of the Penn West Parties under any Hedging Agreement with a Hedge Provider to the extent crystallized at such time.

23.12                 Counterparts. The Documents may be executed in any number of counterparts (including by facsimile transmission) and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

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23.13                 Whole Agreement. This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Penn West Parties on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

THIS AGREEMENT has been executed effective the date first written.

PENN WEST PETROLEUM LTD., as Borrower

Per:	signed: “ William Andrew”
Name:	William Andrew
Title:	President and Chief Executive Officer

Per:	signed: “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Senior Vice President and Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per:	signed: “Joelle Chatwin”
Name:	Joelle Chatwin
Title:	Executive Director

Per:	signed: “Chris Perks”
Name:	Chris Perks
Title:	Executive Director

THE BANK OF NOVA SCOTIA, as Lender

Per:	signed: “Richard D. Lee”
Name:	Richard D. Lee
Title:	Managing Director

Per:	signed: “Ándrew Kellock”
Name:	Andrew Kellock
Title:	Associate Director

BANK OF MONTREAL, as Lender

Per:	signed: “John MacLean Cook”
Name:	John Maclean Cook
Title:	Director

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per:	signed: “‘Mark Saar”
Name:	Mark Saar
Title:	Authorized Signatory

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per:	signed: “John Plant”
Name:	John Plant
Title:	Vice President

Per:	signed: “Clark Terriff”
Name:	Clark Terriff
Title:	Vice President & director

SOCIETE GENERALE (CANADA BRANCH), as Lender

Per:	signed:” Paul Primavesi”
Name:	Paul Primavise
Title:	Vice President

Per:	signed: “David Baldoni”
Name:	David Baldoni
Title:	Managing Director

HSBC BANK CANADA, as Lender

Per:	signed: “Greg Gannett”
Name:	Greg Gannett
Title:	Director

Per:	signed: “Vivek Varma ”
Name:	Vivek Varma
Title:	Associate Director

CITIBANK N.A., CANADIAN BRANCH, as Lender

Per:	signed: “CitiBank N.A., Canadian Branch”
Name:
Title:

Per:
Name:
Title:

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Lender

Per:	signed: “Yoshio Furuhashi”
Name:	Yoshio Furuhashi
Title:	President and C.E.O.

Per:
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	signed: “Alfred Lee”
Name:	Alfred Lee
Title:	Vice President

Per:
Name:
Title:

BNP PARIBAS (CANADA),as Lender

Per:	signed: “Edward Pak”
Name:	Edward Pak
Title:	Vice President

Per:	signed: “Jean-Philippe Cadot”
Name:	Jean-Philippe Cadot
Title:	Director

ALBERTA TREASURY BRANCHES, as Lender

Per:	signed: “Eugene Czuczman”
Name:	Eugene Czuczman
Title:	Relationship Manager

Per:	signed: “Victor Martinez”
Name:	Victor Martinez
Title:	Account Manager

NATIONAL BANK OF CANADA, as Lender

Per:	signed: “Doug Ruzicki”
Name:	Doug Ruzicki
Title:	Senior Manager, Corporate Banking

Per:	signed: “Greg Steidl”
Name:	Greg Steidl
Title:	Manager, Corporate Banking

FORTIS CAPITAL (CANADA)LTD., as Lender

Per:	signed: “Brad Crilly”
Name:	Brad Crilly
Title:	Vice-President, Global Energy

Per:	signed: “Alex Munro”
Name:	Alex Munro
Title:	Associate, Global Eneryg

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per:	signed: “Phil Taylor”
Name:	Phil Taylor
Title:	Vice President

Per:
Name:
Title:

SCHEDULE A

PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

DEFINITIONS

“Accommodation” means an accommodation under the Credit Facility referred to in Section 4.1.

“Additional Compensation” has the meaning attributed to it in Section 12.1(a).

“Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

“Advance” means, with respect to a Drawdown, Rollover or Conversion:

(a)                                 in respect of Accommodations other than Bankers’ Acceptances, the disbursement or credit of funds to, or to the credit of, the Borrower;

(b)                                in respect of Bankers’ Acceptances, the acceptance by the Lenders (including the Swing Line Lender, if applicable) of drafts issued under the Agreement by the Borrower; or

(c)                                 in respect of Letters of Credit, the issuance by the LC Issuer of a Letter of Credit.

“Affiliate” has the meaning attributed to it in the Securities Act (Alberta).

“Agent” means initially CIBC or any successor to CIBC appointed as agent pursuant to Section 22.10.

“Aggregate Commitment Amount” means, initially, $1,900,000,000 unless increased pursuant to Section 3.2 and as otherwise changed pursuant to this Agreement.

“Aggregate Principal Amount” means the aggregate of the principal amounts outstanding from time to time under the Credit Facility, including the face amount of all unmatured Bankers’ Acceptances and the undrawn amount of all Letters of Credit.

“Agreement” or “this Agreement” means the agreement dated the Closing Date between the Borrower, the Lenders and the Agent entitled “Credit Agreement” inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and “hereto”, “hereof”, “herein”, “hereby” and “hereunder”, and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

“Anniversary Date” means the first anniversary of the Closing Date and each successive anniversary thereafter until the Credit Facility Termination Date.

“Assignment” means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule G with the blanks completed.

“BA Equivalent Advance” means a Canadian Dollar Accommodation provided hereunder by a Non-BA Lender in lieu of Bankers’ Acceptances, pursuant to Section 10.4.

“BA Lender” means any Lender which is a bank chartered under the Bank Act (Canada) and which has not notified the Agent that it is unwilling or unable to accept Drafts as provided in Section 10.2.

“Bankers’ Acceptance” means a bankers’ acceptance draft of the Borrower denominated in Canadian Dollars, accepted by a Lender pursuant to the Agreement, payable in Canada, for a term selected by the Borrower in accordance with Article 10 (as reduced or extended by the Lenders, acting reasonably, to allow the maturity thereof to fall on a Banking Day).

“Bank Act (Canada)” means the Bank Act S.C. 1991, c. 46, including the regulations made and from time to time, in force under that Act.

“Banking Day” means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, and New York, New York.

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

“Basis Point” means one one-hundredth of 1%.

“Borrower” means Penn West Petroleum Ltd. and its successors and permitted assigns.

“Borrower’s Account” means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

“Borrower’s Counsel” means Burnet, Duckworth & Palmer LLP or another firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Penn West Parties or employed by the Penn West Parties and acceptable to the Agent, acting reasonably.

“Business Corporations Act (Alberta)” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

“Canadian Dollar Exchange Equivalent” means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (the “Original Amount”) expressed in another currency or any amount of Canadian Dollars to be converted into another currency (in each case, the “Original Currency”), the amount expressed in

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Canadian Dollars or another currency, as applicable, on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Original Currency at the Noon Rate on the Banking Day immediately preceding the date such conversion is to be made.

“Canadian Dollars” or “Canadian $” or “Cdn. $” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Canadian Prime Rate” means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 30 day Canadian Dollar bankers’ acceptances plus 100 Basis Points per annum (the “Floor Rate”), then the Canadian Prime Rate will equal the Floor Rate.

“Canadian Prime Rate Loan” means an Advance under the Credit Facility in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate (including Swing Line Cdn. $ Loans).

“Capital Adequacy Guidelines” means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

“Capital Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is required to be capitalized.

“CDOR Rate” means the average yield to maturity for bankers’ acceptances accepted by each BA Lender which is listed in Schedule I to the Bank Act (Canada) quoted on the Reuter’s Canadian Deposit Offered Rate screen, at 10:00 a.m., Toronto, Ontario time on the applicable date on which an Advance will take place, for bankers’ acceptances having a term similar to the term requested for each Bankers’ Acceptance issued pursuant to the applicable Advance.

“Change of Control” means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert, (within the meaning of the Securities Act (Alberta)) acquires Trust Units which, together with all other Trust Units held by such Persons, constitute in the aggregate more than 35% of all outstanding Trust Units (regardless of whether such person or Persons are owned or controlled by the same Persons which owned or controlled such Trust Units).

“CIBC” means Canadian Imperial Bank of Commerce, a Canadian chartered bank, and its successors and permitted assigns.

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“Civil Enforcement Act (Alberta)” means the Civil Enforcement Act, R.S.A. 2000, c.C-15, including the regulations made and from time to time in force under that Act.

“Closing Certificates” means the certificates from officers of, or on behalf of, each of the Penn West Parties dated as of the closing, in a form satisfactory to the Agent, acting reasonably.

“Closing Date” means August 25, 2006 or such other date agreed upon in writing between the Borrower and the Agent.

“Closing Opinion” means the opinion of the Borrower’s Counsel addressed to the Agent and its legal counsel substantially in the form of Schedule C.

“Companies’ Creditors Arrangement Act (Canada)” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

“Compliance Certificate” means the certificate of the Borrower, substantially in the form of Schedule I with the blanks completed.

“Consolidated EBITDA” means, on a consolidated basis for any period, the aggregate of the net income of the Trust for any such period determined in accordance with GAAP,

(a)                                 plus, to the extent deducted in the determination thereof, the sum of:

(i)                                   depreciation, depletion, amortization and accretion;

(ii)                                interest expense;

(iii)                             the all-in costs of funds of any accounts receivable securitization program;

(iv)                            all provisions for any federal, provincial or other income and capital taxes;

(v)                               the non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, Trust Unit rights, and deferred non-cash taxes, and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows of the Trust; and

(vi)                            any extraordinary or nonrecurring losses; and

(b)                                minus, to the extent added in the determination thereof, the sum of:

(i)                                   all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions; and

(ii)                                any extraordinary or nonrecurring gains.

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Consolidated EBITDA will be adjusted to include or exclude, as applicable, Consolidated EBITDA associated with any acquisition or disposition (the net proceeds of which are greater than $20,000,000 or the Canadian Dollar Exchange Equivalent thereof) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (in a manner satisfactory to the Lenders, acting reasonably).

“Consolidated Senior Debt” means in respect of the Trust, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Trust’s consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)                                 the stated amount of letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition;

(b)                                proceeds from any accounts receivable securitization program;

(c)                                 obligations secured by any purchase money security interest (but excluding operating leases);

(d)                                Capital Lease Obligations;

(e)                                 sale-leaseback obligations;

(f)                                   obligations secured by any Security Interest existing on property owned, whether or not the obligations secured thereby will have been assumed; and

(g)                                guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (f) above,

minus, in any event, Subordinated Debt and Convertible Debentures.

“Consolidated Senior Debt to Capitalization” means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Senior Debt to Total Capitalization.

“Consolidated Senior Debt to EBITDA Ratio” means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

“Consolidated Tangible Assets” means with respect to the Trust the book value of its capital assets, net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Trust determined in accordance with GAAP.

“Consolidated Total Debt” means Consolidated Senior Debt plus the Trust’s consolidated Subordinated Debt.

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“Consolidated Total Debt to EBITDA Ratio” means at the end of each fiscal quarter of the Trust, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB’s).

“Conversion” means in relation to an Advance under the Credit Facility, a conversion of an Advance into another type of Advance made pursuant to the Agreement and “Convert” has a similar meaning.

“Convertible Debentures” means any convertible subordinated debentures or notes issued by a Penn West Party which have all of the following characteristics:

(a)                                 an initial final maturity or due date in respect of repayment of principal extending beyond the latest Credit Facility Termination Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(b)                                no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of securities of the Trust as contemplated in (f) below and other than on a change of control of the Trust where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the Credit Facility Termination Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)                                 upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)                                upon distribution of the assets of the applicable Penn West Party on any dissolution, winding up, total liquidation or reorganization of applicable Penn West Party (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Indebtedness under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

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(e)                                 the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document shall not in and of themselves:

(i)                                   cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)                                cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)                                   payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the applicable Penn West Party, by delivering Trust Units in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).

“Credit Facility” means the credit facility established in favour of the Borrower pursuant to Section 3.1.

“Credit Facility Termination Date” means, initially, the third anniversary of the Closing Date, as such date may be extended pursuant to Section 3.3 with respect to an Electing Lender.

“Criminal Code (Canada)” means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Defaulting Lender” has the meaning attributed to it in Section 19.3(f).

“Depository Bills and Notes Act (Canada)” or “DBNA” means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

“Director” means a director of the Borrower and reference to action by the directors or board of directors when used with respect to the Borrower means action by the directors of the Borrower as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

“Discount Proceeds” means, in respect of any Bankers’ Acceptance an amount (rounded to the nearest whole cent with one-half of one cent being rounded up) determined as of the applicable Drawdown Date or date of a Conversion or Rollover which is equal to:

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Face Amount x Price

where “Face Amount” is the face amount of such Bankers’ Acceptance and “Price” is equal to:

1
1 + (Rate x Term)

where the “Rate” is the applicable Discount Rate expressed as a decimal on the Drawdown Date or the date of a Conversion or Rollover, as the case may be; the “Term” is the term of such Bankers’ Acceptance expressed as a number of days divided by 365; the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up; and the annual rate of interest to which the “Rate” used in the foregoing determination of Discount Proceeds is equal, is the “Rate” multiplied by the actual number of days in a period of 1 year commencing on the day such Discount Proceeds are determined and divided by 365.

“Discount Rate” means on any day;

(a)                                 for purposes of Section 10.2(d), with respect to Bankers’ Acceptances being accepted by a Lender on any date, (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the CDOR Rate, (ii) for a Lender that is listed in Schedule II or Schedule III to the Bank Act (Canada), the lesser of such Lender’s quoted rate and the CDOR Rate plus 7.5 Basis Points (unless otherwise agreed by such Lender and the Borrower provided that the Agent is notified by such parties of any other agreed rate), and (iii) for a Non-BA Lender, the CDOR Rate plus 7.5 Basis Points (unless otherwise agreed by such Lender and the Borrower provided that the Agent is notified by such parties of any other agreed rate), or

(b)                                for purposes of Section 10.2(e), with respect to Bankers’ Acceptances being purchased by a Lender for its own account on any date, (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), such Lender’s quoted rate, (ii) for a Lender that is listed in Schedule II or Schedule III to the Bank Act (Canada), the lesser of the arithmetic average of the rates set out in paragraph (b)(i) of this definition plus 7.5 Basis Points and of such Lender’s quoted rate, and (iii) for a Non-BA Lender, the arithmetic average of the rates set out in paragraph (b)(i) of this definition plus 7.5 Basis Points.

“Distribution” means any:

(a)                                 payment of any dividend on or in respect of any shares or units of any class in the capital of a Penn West Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)                                redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of shares or units of any class in the capital of a Penn West Party (including

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any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)                                 payment of principal, interest or other amounts in whole or in part, of any Indebtedness of a Penn West Party for borrowed money (including any Indebtedness incurred or assumed by a Penn West Party pursuant to a capital lease);

whether made or paid in or for cash, property or both, or

(d)                                the transfer of any property for consideration of less than fair market value.

“Documents” means the Agreement, the Penn West Party Guarantees and any other instruments or agreement entered into by the Parties relating to the Credit Facility or delivered by a Penn West Party pursuant to the terms of this Agreement.

“Draft” has the meaning attributed to it in Section 10.2(a).

“Drawdown” means in relation to the Credit Facility, a borrowing or credit of funds by way of Advances, other than an Advance by way of Rollover or Conversion.

“Drawdown Date” means, in relation to the Credit Facility, the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day, and which in the case of a LIBOR Based Loan will be a LIBOR Banking Day.

“Electing Lender” has the meaning attributed to it in Section 3.3(b).

“Election Period” has the meaning attributed to it in Section 3.3(b).

“Environment” means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“Escrow Funds” has the meaning attributed to it in Section 10.6.

“Eurodollars” means U.S. Dollars which are freely convertible, transferable and dealt with on the London Interbank Eurodollar Market.

“Event of Default” means an event specified in Section 19.1.

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“Excess” has the meaning attributed to it in Section 6.7.

“Existing Credit Facilities” means, collectively, (a) the credit agreement of the Borrower dated May 31, 2005, as amended, (b) the operating loan agreement of the Borrower dated May 31, 2005, as amended, and (c) the bridge facility agreement of the Borrower dated June 30, 2006.

“Extension” has the meaning attributed to it in Section 3.3(a).

“Extension Notice” has the meaning attributed to it in Section 3.3(d).

“Extension Request” has the meaning attributed to it in Section 3.3(a).

“Federal Funds Rate” means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor, the “H.15(519)”) for such day opposite the caption “Federal Funds (Effective)”. If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any successor, the “Composite 3:30 p.m. Quotations”) for such day under the caption “Federal Funds Effective Rate”. If on any relevant day the appropriate rate per annum for such day is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean of the rates per annum for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. (New York time) on that day by each of three major brokers of Federal funds transactions in New York City, selected by the Agent in its sole discretion, acting reasonably.

“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

“Financial LC” means a stand-by letter of credit if it serves as a payment guarantee of the Borrower’s financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines.

“Fronted LC Commitment” has the meaning attributed to it in Section 11.1(a).

“Fronted Letter of Credit” has the meaning attributed to it in Section 11.1(a).

“Fronting Fee” has the meaning attributed to it in Section 4.2(f).

“Fronting Lender” means, initially, CIBC.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada.

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“Handbook” means the “CICA Handbook” published by the Canadian Institute of Chartered Accountants, as amended, replaced or republished from time to time.

“Hedge Provider” means a Lender or an Affiliate of a Lender who is a party to a Hedging Agreement with a Penn West Party that is entered into prior to such Lender ceasing to be a Lender hereunder. For certainty, any Person who enters into a Hedging Agreement with a Penn West Party after such Person ceases to be a Lender hereunder is not a Hedge Provider for purposes hereof.

“Hedging Agreement” means:

(a)                                 any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)                                any contract for the sale or future delivery of commodities (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities;

(c)                                 any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

(d)                                any other derivative agreement or other similar agreement or arrangements.

“Hostile Acquisition” means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

“including” means “including without limitation.”

“Income Tax Act (Canada)” means the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1, including the regulations made and, from time to time, in force under that Act.

“Indebtedness” means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or

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guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any Hedging Agreement.

“Individual Commitment Amount” means, from time to time, that portion of the Aggregate Commitment Amount which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Issuance Fees” means the issuance fees to be paid by the Borrower in respect of Letters of Credit pursuant to Section 4.2(e).

“Interest Act (Canada)” means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

“Investment Grade” means, with respect to a successor entity in accordance with Section 18.1(c), a senior unsecured long term debt rating of no less than:

(a)                                 if such successor entity is rated by both Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies (together with its successors, “S&P”) and Moody’s Investor Services, Inc. (together with its successors (“Moody’s”), then BBB- by S&P and Baa3 by Moody’s; or

(b)                                if such successor entity is rated by only one of S&P or Moody’s, then BBB- by S&P or Baa3 by Moody’s, as applicable.

“Judgment Interest Act (Alberta)” means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

“LC Application” means an application on the LC Issuer’s standard form of letter of credit application submitted to the LC Issuer by the Borrower requesting the LC Issuer to issue a Letter of Credit hereunder subject to such reasonable changes thereto as are requested by the Borrower and agreed to by the LC Issuer, each acting reasonably, in order to make the Letter of Credit consistent with the provisions of this Agreement.

“LC Issuer” means the Swing Line Lender in respect of Swing Line Letters of Credit, or the Fronting Lender in respect of Fronted Letters of Credit, as applicable.

“LC Payment” has the meaning attributed to it in Section 19.3(d).

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“Lenders” means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount, initially being each of the financial institutions listed in Schedule B and thereafter, those financial institutions which may become a Party to the Agreement, as a Lender, by executing and delivering to the Agent and to the Borrower an Assignment, in each of their respective successors and permitted assigns, and “Lender” means any one of them in such capacity.

“Letter of Credit” means each letter of credit or letter of guarantee issued under the Credit Facility.

“LIBOR” means the rate (rounded up to the nearest one hundredth of one percent (1/100th of 1%) if necessary) quoted by the Agent, as the average rate listed on the “LIBOR 01 Page” of Reuter’s London Interbank Offer Rate Screen applicable to the relevant LIBOR Period, at which deposits in U.S. Dollars are offered to financial institutions in the London interbank market at 11:00 a.m. (London local time) on the date two LIBOR Banking Days in advance of the commencement of the applicable LIBOR Period.

“LIBOR Banking Day” means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

“LIBOR Based Loan” means an Advance in U.S. Dollars which bears interest at a rate based on LIBOR.

“LIBOR Period” means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by the Lenders.

“Majority Lenders” means the Lenders under the Credit Facility holding, in aggregate, at least 66 2/3% of the Aggregate Commitment Amount.

“Material Acquisition” means an acquisition by a Penn West Party of shares or other assets completed in the immediately preceding 9 months which increases the Consolidated Tangible Assets of the Trust as shown on the most current consolidated financial statements of the Trust by more than 10%.

“Material Adverse Effect” means a material adverse effect on the financial position, the property, business, operations or liabilities of the Penn West Parties taken as a whole, or on the ability of the Penn West Parties, or any of them, to perform the obligations under the Documents, or the validity of enforceability of any material provision thereof.

“Material Contracts” means the Trust Indenture, the Partnership Agreement, the NPI Agreement, the Note Indenture and the notes thereunder, the PVT Trust Indenture, the PET Trust Indenture, the PVT NPI Agreement and the PTF NPI Agreement, each as amended, restated or supplemented to the date hereof and thereafter as permitted hereby.

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“Maturity Date” means the date, which must be a Banking Day, or LIBOR Banking Day with respect to a LIBOR Loan, on which an Advance becomes due and payable by the Borrower or on which a Bankers’ Acceptance matures, as applicable.

“Maximum Commitment Amount” means $2,200,000,000.

“Net Proceeds” means the Discount Proceeds less the applicable stamping fee as provided hereunder in respect of Bankers’ Acceptances.

“Non-BA Lender” means any Lender which is not a BA Lender.

“Non-Electing Lender” has the meaning attributed to it in Section 3.3(b).

“Non-Financial LC” means any Letter of Credit that is not a Financial LC.

“Non-Participating Lender” has the meaning attributed to it in Section 7.3.

“Non-Recourse Debt” means any indebtedness or other obligations (including obligations secured by Purchase Money Security Interests), and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Non-Restricted Subsidiary” means any Subsidiary which is not a Restricted Subsidiary.

“Noon Rate” means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions made by the Agent at Toronto, Ontario at approximately noon (Toronto local time)).

“Note Indenture” means, collectively, (a) the note indenture dated May 31, 2005 between the Trustee and Penn West AcquisitionCo Inc. (predecessor to the Borrower), and (b) the note indenture dated May 31, 2005 between the Borrower and the Trustee.

“Notice of Borrowing” means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule D.

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“Notice of Rollover or Notice of Conversion” means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule E.

“NPI Agreement” means the net profits interest agreement dated as of May 31, 2005 between Penn West AcquisitionCo. Inc. (predecessor to the Borrower) and the Borrower and transferred by Penn West AcquisitionCo. Inc. to the Trust.

“PAEL” means Petrofund Alternative Energy Ltd., and its successors and permitted assigns.

“Participant” has the meaning attributed to it in Section 21.4.

“Parties” means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and “Party” means any one of the Parties.

“Partnership” means Penn West Petroleum, a general partnership under the laws of Alberta between the Borrower and TroCana, and its successors and permitted assigns.

“Partnership Agreement” means the partnership agreement dated February 21, 1994, in respect of the formation of the Partnership.

“Penn West Parties” means the Trust, the Borrower, TroCana, the Partnership, PET, PVT, PTF and PAEL and any other Subsidiary of the Trust which, at any time, the Borrower deems, by notice to the Agent, to be a Restricted Subsidiary.

“Penn West Party Guarantee” means a guarantee given by a Penn West Party, substantially in the form of Schedule F.

“Pension Plan” means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

“Permitted Encumbrances” means:

(a)                                 undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Penn West Parties in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which such Penn West Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Penn West Parties taken as a whole;

(b)                                liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens relate, for any of the Penn West Parties’ portion of the costs and expenses of

15

such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which such Penn West Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Penn West Parties taken as a whole;

(c)                                 a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Penn West Parties’ reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Penn West Party’s resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Penn West Party’s interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)                                to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Penn West Parties’ oil and gas properties that are or were entered into with or granted to arm’s length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)                                 liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Penn West Parties’ oil and gas properties, if such liens do not materially detract from the value of any material part of the property of the Penn West Parties taken as a whole;

(f)                                   easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Penn West Parties’ (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Penn West Parties taken as a whole;

(g)                                any lien or trust arising in connection with worker’s compensation, employment insurance, pension and employment Laws;

(h)                                the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Penn West Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

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(i)                                    all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)                                    any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Penn West Parties;

(k)                                 any claim or Security Interest from time to time disclosed by the Penn West Parties to the Agent and which is consented to by the Lenders;

(l)                                    public and statutory liens not yet due and similar liens arising by operation of Law;

(m)                              any Lien in favour of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property; and

(n)                                any Security Interest granted or assumed by the Penn West Parties in connection with Non-Recourse Debt, the interest of any Person under any Purchase Money Security Interest and any other Security Interest not referred to elsewhere in this definition provided that the aggregate amount secured by all of the Security Interest described in this paragraph (n) does not at any time exceed 2.5% of the Consolidated Tangible Assets as at the end of the Trust’s previous fiscal quarter.

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

“Personal Property Security Act (Alberta)” means the Personal Property Security Act, R.S.A. 2000, c. P-7, as amended, including the regulations made and, from time to time, in force under that Act.

“PET” means Petrofund Energy Trust, a trust existing under the Laws of the Province of Alberta, and its successors and permitted assigns.

“PET Trust Indenture” means the amended and restated trust indenture dated as of November 16, 2004 between Computershare Trust Company of Canada and Petrofund Corp., in respect of the formation of PET.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

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“Principal Amount” means, in relation to a Lender under the Credit Facility, that portion of the Aggregate Principal Amount which has been advanced by such Lender and which remains outstanding.

“PTF” means Penn West PTF Energy Ltd., and its successors and permitted assigns.

“PTF NPI Agreement” means the amended and restated net profits interest agreement dated as of November 8, 2005, and made effective as of October 1, 2005, between Petrofund Corp. (predecessor to PTF) and PET, as transferred by PET to the Trust.

“Purchase Money Security Interest” means a Security Interest, whether given to a vendor, a lender or any other Person, securing indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests in respect of Petroleum Substances, which Security Interest is limited exclusively to such property.

“PVT” means Petrofund Ventures Trust, a trust formed under the Laws of the Province of Alberta, and its successors and permitted assigns.

“PVT NPI Agreement” means the amended and restated net profits interest agreement dated as of November 8, 2005, and made effective as of October 1, 2005, between PVT and PET, as transferred by PET to the Trust.

“PVT Trust Indenture” means the amended and restated trust indenture dated as of August 31, 1997 between The Trust Company of Bank of Montreal and Maximum Holdings Corp, as amended, in respect of the formation of PVT.

“Rateable Portion” means with respect to the Credit Facility, and subject to adjustment pursuant to Section 7.3, the proportion from time to time of the Individual Commitment Amount and of a Lender relative to the Aggregate Commitment Amount.

“Refunded Swing Line Loan” has the meaning attributed to it in Section 19.3(a).

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Request Period” has the meaning attributed to it in Section 3.3(a).

“Resignation Notice” has the meaning attributed to it in Section 22.10.

“Restricted Subsidiary” means any Subsidiary of the Trust, other than the Borrower, that has been designated as a “Restricted Subsidiary” by the Borrower. As of the Closing Date, the only Restricted Subsidiaries are as set forth in Schedule H.

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“Rollover” means, with respect to an Advance under the Credit Facility:

(a)                                 in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period subsequent to the initial or any subsequent LIBOR Period applicable thereto; and

(b)                                in relation to maturing Banker’s Acceptances, the issuance of new Bankers’ Acceptances in respect of all or any portion of such Bankers’ Acceptances at their Maturity Date.

“Securities Act (Alberta)” means the Securities Act, R.S.A. 2000, c. S-4, as amended, including the regulations made and, from time to time, in force under that Act.

“Security Interest” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases, any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

“Subordinated Debt” means all indebtedness for borrowed money created, incurred, assumed or guaranteed by a Penn West Party and which is owing to a Person or Persons other than another Penn West Party, provided the holders of such debt enter into a subordination and postponement agreement with the Agent, which indebtedness has all of the following characteristics:

(a)                                 an initial final maturity in respect of repayment of principal extending beyond the latest Credit Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)                                no scheduled cash principal payments thereunder prior to the latest Credit Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)                                 such indebtedness shall be unsecured;

(d)                                upon the occurrence of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Penn West Party, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee thereof;

(e)                                 upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six months; and

19

(f)                                   such indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement, but does not in any event include Convertible Debentures.

“Subsidiary” means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Trust, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary.

“Successor Agent” has the meaning attributed to it in Section 22.10.

“Swing Line Cdn. $ Loan” means any Accommodation in Canadian Dollars made by the Swing Line Lender to the Borrower in accordance with Section 3.9.

“Swing Line Lender” means CIBC.

“Swing Line Loans” means, collectively, Swing Line Cdn. $ Loans, Swing Line U.S. $ Loans, Bankers’ Acceptances with terms to maturity of no more than 30 days and Swing Line Letters of Credit,  and “Swing Line Loan” means any such Accommodation.

“Swing Line Letter of Credit” has the meaning attributed to it in Section 3.9(j).

“Swing Line Loan Limit” means Cdn. $100,000,000, or the Canadian Dollar Exchange Equivalent thereof.

“Swing Line U.S. $ Loan” means any Accommodation in U.S. Dollars made by the Swing Line Lender to the Borrower in accordance with Section 3.9.

“Syndicated Advance” means an Advance that is not a Swing Line Loan.

“Taxes” means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

“Total Capitalization” means the aggregate of Consolidated Total Debt and Unitholders’ Equity.

“TroCana” means TroCana Resources Inc. and its successors and permitted assigns.

20

“Trust” means Penn West Energy Trust, a trust formed under the Laws of the Province of Alberta, and its successors and permitted assigns.

“Trust Indenture” means the amended and restated trust indenture dated June 30, 2006 between the Trustee and the Borrower.

“Trust Units” means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

“Trustee” means the trustee from time to time of the Trust and initially means CIBC Mellon Trust Company.

“U.S. Base Rate” means the greater of  (i) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its “U.S. Base Rate”, and (ii) the Federal Funds Rate plus 100 Basis Points per annum.

“U.S. Base Rate Loan” means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate (including Swing Line U.S. $ Loans).

“U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“Unitholders’ Equity” means at any time the unitholders’ equity as shown on the consolidated balance sheet of the Trust, plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by any of the Penn West Parties (if, in the case of Trust, the proceeds of issuance are subsequently invested in the other Penn West Parties) which remain outstanding.

“Voting Securities” means shares of capital stock of any class of any corporation, partnership or trust carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or units which only carry the right to vote conditionally on the happening of an event will not be considered Voting Shares, whether or not such event will have occurred, nor will any shares or units be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

21

SCHEDULE B

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNT (Cdn.$ )

Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Joelle Chatwin Facsimile: (403) 221-5779	$

The Bank of Nova Scotia	3820, 700 2nd Street S.W. Calgary, Alberta T2P 2N7 Attention: Dan Lindquist Facsimile: (403) 221-6497	$

Bank of Montreal	2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: John Cook Facsimile: (403) 515-3650	$

Royal Bank of Canada	Suite 1100, 888 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Mark Saar Facsimile: (403) 292-3234	$

The Toronto-Dominion Bank	TD Securities Suite 800, Home Oil Tower 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Vice President and Director, Corporate Credit and Investment Banking Telecopier: (403) 292-2772	$

Société Générale (Canada Branch)

1501 Ave. McGill College, Suite 1800
Montreal, Quebec H3A 3M8

Attention: Mariette Jean, Loan Servicing Group
Facsimile: (514) 841-6250

with a copy to :

Suite 2020, 1111 Bagby
Houston, Texas, USA
77002
Attention: Josh Rogers

$

HSBC Bank Canada	8th Floor, 407 — 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Greg Gannett Facsimile: (403) 693-8616	$

Citibank, N.A., Canadian Branch	Suite 4301, 400 — 3rd Avenue S.W. Calgary, Alberta T2P 4H2 Attention: Vice President Facsimile: (403) 294-0601	$

Bank of Tokyo-Mitsubishi UFJ (Canada)	Suite 950, 666 Burrard Street Vancouver, B.C. V6L 3L1 Attention: Davis Stewart Facsimile: (604) 691-7311	$

Sumitomo Mitsui Banking Corporation of Canada	1400, 222 Bay Street Toronto, Ontario M5K 1H6 Attention: Alfred Lee Facsimile: (416) 367-3565	$

BNP Paribas (Canada)	4100, 77 King Street West Toronto, Ontario M5K 1N8 Attention: Edward Pak Facsimile: (416) 947-3538	$

2

Alberta Treasury Branches	3rd Floor, 239 – 8th Avenue S.W. Calgary, Alberta T2P 1B9 Attention: Eugene Czuzman Facsimile: (403) 974-5784	$

National Bank of Canada	Suite 2802, 450 – 1st Street S.W. Calgary, Alberta T2P 1H1 Attention: Senior Manager Telecopier: (403) 265-0543	$

Fortis Capital (Canada) Ltd.	Suite 2900, 330 – 5th Avenue S.E. Calgary, Alberta T2P 0E4 Attention: Vice President Telecopier: (403) 514-6923	$

Union Bank of California, N.A., Canada Branch	730, 440 – 2nd Street S.W. Calgary, Alberta T2P 5E9 Attention: Vice President Telecopier: (403) 264-2770	$

AGGREGATE COMMITMENT AMOUNT:		Cdn. $1,900,000,000

*CIBC’s Individual Commitment Amount includes the aggregate of its lending commitment as Lender, Swing Line Lender and Fronting Lender

3

SCHEDULE C

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF CLOSING OPINION (BORROWER’S COUNSEL)

August 25, 2006

Blake, Cassels & Graydon LLP
Barristers and Solicitors
Suite 3500, Bankers Hall East Tower
855 - 2nd Street S.W.
Calgary, Alberta  T2P 4J8

- and -

The financial institutions listed in Schedule A

to this opinion

- and -

Those Lenders who from time to time become

Lenders under the Credit Agreement referenced below

Dear Sirs:

Re:                             Credit Agreement dated August 25, 2006 (the “Credit Agreement”) among Penn West Petroleum Ltd. (“Penn West”) as Borrower, Canadian Imperial Bank of Commerce as Administrative Agent (the “Agent”), Bookrunner and Sole Lead Arranger for the Lenders and those financial institutions who are now or hereafter become Lenders thereunder (collectively, the “Lenders”)

In this opinion, capitalized words and phrases have the meaning attributed to them in the Credit Agreement unless defined herein.

We have acted as counsel to Penn West, Penn West PTF Energy Ltd. (“PWPTF”), Trocana Resources Inc. (“Trocana”), Penn West Petroleum (the “Partnership”), Petrofund Alternative Energy Ltd. (“PAEL”), Petrofund Energy Trust (“Petrofund Trust”), Petrofund Ventures Trust (“Ventures Trust”) and Penn West Energy Trust (the “Penn West Trust”) (collectively, the “Transaction Parties” and individually, a “Transaction Party”) in connection with the negotiation, execution and delivery of the Credit Agreement by Penn West and the other Transaction Documents by the Transaction Parties.

This opinion is delivered to you pursuant to Section 2.1(e) of the Credit Agreement.

Documents Reviewed

For the purposes of this opinion, we have examined original copies of the following (collectively, the “Transaction Documents”):

1.                                       a duly executed copy of the Credit Agreement; and

2.                                       a duly executed copy of a guarantee and subordination agreement from each of the Transaction Parties each dated August 25, 2006 and each granted in favour of the Agent for its own benefit and on behalf of the Lenders and the Hedge Providers.

Scope of Opinion

For the purposes of this opinion, we have reviewed originally executed copies of the Transaction Documents or photocopies or facsimile copies thereof identified to our satisfaction, and we have examined originally executed or photocopies or facsimile copies of such certificates of public authorities, corporate, partnership and trust records and other documents and materials and have made such investigations and considered such questions of law as we have determined are relevant and necessary or appropriate as a basis for providing this opinion.

In particular, we have reviewed:

(a)                                  an originally executed copy of Closing Certificates dated August 25, 2006 from or on behalf of each Transaction Party and all attachments thereto;

(b)                                 Certificates of Status dated August 25, 2006 in respect of Penn West, PWPTF, Trocana and PAEL, each issued by the Registrar of Corporations for the Province of Alberta; and

(c)                                  Trade name/Partnership search dated August 25,2006 in respect of the Partnership issued by the Registrar of Corporations for the Province of Alberta.

We have assumed the genuineness of all signatures, other than the Transaction Parties (whether on originals or copies of documents), the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as notarial, certified, conformed, photostatic or facsimile copies thereof, the authenticity of the originals of such documents and the identity and capacity of all individuals acting or purporting to act as public officials, the accuracy and validity of certificates issued by them and the accuracy and completeness of the records maintained by offices of public record. We have also assumed that each of the Transaction Documents have been duly authorized, executed and delivered by, is a legally valid and binding obligation of, and is enforceable in accordance with its terms against, the parties thereto other than the Transaction Parties and the legal existence, power and capacity of each of those parties. Notwithstanding the foregoing, with respect to each of CIBC Mellon Trust Company in its capacity as trustee of Penn West Trust and Computershare Trust Company of Canada in its capacity as trustee of Petrofund Trust, we have assumed the legal existence of each such trustee and that each such trustee, in its personal capacity, has the corporate power and

2

authority to enter into each Transaction Document to which Penn West Trust or Petrofund Trust, respectively, is a party and perform its obligations thereunder.

We are qualified to practice law in the Province of Alberta. However, our opinion has been sought in respect to the laws of the Province of Alberta and the federal laws of Canada applicable therein only (the “Applicable Law”) and accordingly we express no opinion with respect to the laws of any other jurisdiction. In particular, to the extent that the Applicable Law would require the application of the laws of any other jurisdiction, no opinions are expressed as to the Laws of such other jurisdiction.

Relevant Laws

This opinion relates only to the laws of the Province of Alberta and the laws of Canada applicable therein and no opinion is expressed with respect to the laws of any other jurisdiction.

Opinions

Based upon and subject to the foregoing and the assumptions and qualifications set out below, we are of the opinion that:

1.                                       Each of Penn West, PWPTF, Trocana and PAEL has been duly amalgamated or incorporated, as the case may be, and is a valid and subsisting corporation under the laws of the Province of Alberta.

2.                                       The Partnership is a general partnership duly created and validly existing under the laws of the Province of Alberta. The partners in the Partnership are Penn West and Trocana.

3.                                       Each of Penn West Trust, Petrofund Trust and Ventures Trust is validly existing as a trust under the laws of the Province of Alberta.

4.                                       Each Transaction Party has full corporate, partnership or trust power and capacity, as applicable, to own and lease its property and to carry on its business as now carried on by it.

5.                                       Each Transaction Party has the requisite corporate, partnership or trust power and authority, as applicable, to execute and deliver the Transaction Documents to which it is a party and to perform all actions and things as are required or contemplated thereunder to be performed by it.

6.                                       Each Transaction Party has taken all necessary corporate, partnership or trust action, as applicable, to authorize the execution and delivery of the Transaction Documents to which it is a party and the performance of all of its covenants and other obligations thereunder and the Transaction Documents to which it is a party have been duly executed and delivered by it, including, in the case of Penn West Trust, the execution of the Transaction Documents to which it is a party by its administrator Penn West and, in the case of each of Petrofund Trust and Ventures Trust, the execution of the Transaction Documents to which it is a party by PWPTF in its capacity as trustee thereof.

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7.                                       Neither the execution nor delivery by any Transaction Party of the Transaction Documents to which it is a party, nor the performance by it of its obligations thereunder, breach, contravene or conflict with or constitute a default under the provisions of any Applicable Law or of the respective charter documents or by-laws of each Transaction Party (which in the case of the Partnership means the Partnership Agreement and in the case of Petrofund Trust means the PET Trust Indenture and in the case of Ventures Trust means the PVT Trust Indenture) or, without duplication, the Material Contracts.

8.                                       No authorization, consent, license, permit, approval of, or declaration, registration or order from or filing with any court, government, governmental or regulatory agency, body or other authority having jurisdiction in Alberta is required in connection with the execution or delivery of the Transaction Documents to which it is a party by any Transaction Party or in connection with the performance by it of its respective obligations thereunder.

9.                                       Each Transaction Document to which each Transaction Party is a party constitutes a legal, valid and binding obligation of each such Transaction Party, enforceable against it in accordance with the respective terms thereof.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a)                                 the enforceability of the obligations of each Transaction Party under the Transaction Documents to which it is a party is, in each instance, subject to the following:

(i)                                   any applicable bankruptcy, insolvency, winding-up, arrangement, liquidation, reorganization, moratorium or other laws affecting creditors’ rights generally;

(ii)                                equitable limitations on the availability of remedies;

(iii)                             statutory power of a court to grant relief from forfeiture;

(iv)                            applicable laws regarding limitations of actions;

(v)                               general principles of equity which may apply to any proceeding in equity or at Law;

(vi)                            the powers of a court to stay proceedings before it and to stay the execution of judgments;

(vii)                         the discretion which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear such action;

4

(viii)                      limitations on the right of a creditor to receive immediate payment of amounts stated to be payable on demand;

(ix)                              limitations on the right of a party to enforce an agreement on the basis of a default of a minor or non-substantive nature;

(x)                                 any provisions that purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations, requests or certificates will be conclusive and binding, may not be enforceable or may be limited in their application;

(xi)                              any provision that purports to allow severance of an invalid or unenforceable provision, or restricting its effect, may not be legal, valid, binding or enforceable if such severance or restriction would not accord with public policy or would involve a court making a new contract for the parties;

(xii)                           provisions of the Transaction Documents which provide that delay or failure by a party to exercise any right, remedy or option will not operate as a waiver thereof may not be enforceable;

(xiii)                        limitations upon the right of a party to accelerate the maturity of any indebtedness without reasonable notice to the indebted party; and

(xiv)                       provisions of the Transaction Documents which provide for the waiver of certain legal or equitable rights or which absolve or purport to absolve a party from responsibility for its acts may not be enforceable;

(b)                                Canadian courts will not give a monetary judgment in any currency other than that of Canada and such judgment may be based on a rate of exchange in existence on a day other than the date of payment of such judgment;

(c)                                 the provisions of the Interest Act (Canada) and the Judgment Interest Act (Alberta) may limit interest on a judgment debt to a rate less than the rate provided for in the Transaction Documents;

(d)                                determinations or demands made by the Agent or a Lender in the exercise of a discretion purported to be given to it may be unenforceable if made in an unreasonable or arbitrary fashion;

(e)                                 the ability to recover a claim for certain costs or expenses may be restricted by a court to a reasonable amount and legal fees are subject to taxation;

(f)                                   the effectiveness of provisions which purport to relieve a Person from a duty or obligation otherwise owed may be limited by Applicable Law and provisions requiring indemnification or reimbursement may not be enforced by a court to the

5

extent that they relate to the failure of such Person to have performed such duty or obligation;

(g)                                we express no opinion as to the consequence of the interest rate stipulated in the Transaction Documents at any time exceeding the criminal interest pursuant to the Criminal Code (Canada); and

(h)                                we express no opinion herein as to the enforceability of the Transaction Documents or whether an Alberta Court would accept jurisdiction in respect of a determination of such enforceability or validity, to the extent that such enforceability or validity is governed by any laws other than the Applicable Laws.

Reliances

This opinion is intended solely for the use of the Persons to whom it is addressed and their assignees and transferees as permitted under the Credit Agreement and may not be relied on by any other Person, nor quoted from or referred to in any other document, without our prior written consent. The opinion is given as of the date hereof and we disclaim any obligations or undertaking to advise any Person of any change in fact or Law which may come to our attention after the date hereof.

Although certain addressees hereof may receive photocopies of this opinion, they are entitled to rely on this opinion as fully as if such photocopies were signed originals.

Yours truly,

6

SCHEDULE A

ADDRESSEES

Canadian Imperial Bank of Commerce, as Agent
BCE Place
161 Bay Street, 8th Floor
Toronto, ON M5J 2S8

Canadian Imperial Bank of Commerce, as Lender
855 2nd Street S.W., 9th Floor
East Tower, Bankers Hall
Calgary, Alberta T2P 2P2

The Bank of Nova Scotia
2000, 700 - 2nd Street
Calgary, Alberta  T2P 2N7

Bank of Montreal
2200, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Royal Bank of Canada
Suite 1100, 888 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower
Toronto-Dominion Centre
Suite 1400
P.O. Box 172
Toronto, Ontario  M5K 1H6

BNP Paribas (Canada)
77 King Street West
Suite 4100, P.O. Box 31
Royal Trust Tower, TD Centre
Toronto, Ontario  M5K 1N8

Société Générale (Canada Branch)
1501 Ave. McGill College, Suite 1800
Montreal, Quebec
H3A 3M8

Bank of Tokyo-Mitsubishi UFJ (Canada)
Suite 950, 666 Burrard Street
Vancouver, BC  V6C 3L1

Alberta Treasury Branches
239 - 8th Avenue S.W.
Calgary, Alberta  T2P 1B9

HSBC Bank Canada
2210, 777 - 8th Avenue S.W.
Calgary, Alberta  T2P 3R5

National Bank of Canada
Suite 2802, 450 – 1st Street S.W.
Calgary, Alberta  T2P 1H1

Union Bank of California, N.A., Canada Branch
730, 440 – 2nd Street S.W.
Calgary, Alberta T2P 5E9

Fortis Capital (Canada) Ltd.
330 – 5th Avenue S.W.
Calgary, Alberta  T2P 0L4

The Toronto-Dominion Bank
Suite 800, Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta  T2P 2Z2

Citibank, N.A., Canadian Branch
Suite 4301, 400 – 3rd Avenue S.W.
Calgary, Alberta  T2P 4H2

2

SCHEDULE D

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF NOTICE OF BORROWING

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Facility (“CIBC”)
Facsimile: (416) 956-3830 (Syndication Agency)

AND TO:	CIBC, as Lender
Facsimile: (416) 980-5855 (Credit Processing Services)

RE:

PENN WEST PETROLEUM LTD. - CREDIT AGREEMENT made as of August 25, 2006 between Penn West Petroleum Ltd., CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the “Credit Agreement”)

1.                                       THE DRAWDOWN DATE IS THE                   DAY OF                            ,         .

2.                                       Pursuant to Section 6.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Accommodations under the Credit Facility be made available as Syndicated Advances:

CANADIAN DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

Bankers’ Acceptance
To be purchased by [(all, Schedule I, Schedule II, no)] [choose one or more as applicable] Lenders

Fronted Letter of Credit (Financial LC)

Fronted Letter of Credit (Non-Financial LC)

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

U.S. Base Rate Loan		N/A

LIBOR Based Loan

Fronted Letter of Credit (Financial LC)

Fronted Letter of Credit (Non-Financial LC)

3.                                       Pursuant to Section 6.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Accommodations under the Credit Facility be made available as Swing Line Loans:

CANADIAN DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

Bankers’ Acceptance
To be purchased by [(all, Schedule I, Schedule II, no)] [choose one or more as applicable] Lenders

Swing Line Letter of Credit (Financial LC)

Swing Line Letter of Credit (Non-Financial LC)

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

U.S. Base Rate Loan		N/A

LIBOR Based Loan

Swing Line Letter of Credit (Financial LC)

Swing Line Letter of Credit (Non-Financial LC)

4.                                       No Default or Event of Default has occurred and is continuing.

5.                                       Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this               day of                      ,            , at Calgary, Alberta.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

2

SCHEDULE E

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF NOTICE OF ROLLOVER OR NOTICE OF CONVERSION

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Facility (“CIBC”)
Facsimile: (416) 956-3830 (Syndication Agency)

AND TO:	CIBC, as Lender
Facsimile: (416) 980-5855 (Credit Processing Services)

RE:

PENN WEST PETROLEUM LTD. - CREDIT AGREEMENT made as of August 25, 2006 between Penn West Petroleum Ltd., CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the “Credit Agreement”)

1.                                       Pursuant to Section 6.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:

(a)                                  rolling over part or all of the Accommodation made under the Credit Facility as a [Syndicated Advance][Swing Line Loan][choose one] described as:

Type of Accommodation:
*Principal Amount:
Date of Maturity:

into the same Accommodation made under the Credit Facility as a [Syndicated Advance][Swing Line Loan][choose one]

Date of Maturity:

*if only part of maturing Advance is rolled over, please indicate.

or;

(b)                                 converting part or all of the Accommodation made under the Credit Facility as a [Syndicated Advance][Swing Line Loan][choose one] described as:

Type of Accommodation:
*Principal Amount:
Date of Maturity:

into an Accommodation made under the Credit Facility as a [Syndicated Advance][Swing Line Loan][choose one] described as:

*if only part of maturing Advance is rolled over, please indicate.

Type of Accommodation:
Principal Amount:
Date of Maturity:

effective the                day of                                                     ,                 .

2.                                       To the extent that this Notice rolls over or converts any Accommodations to Bankers’ Acceptances, [(all, Schedule I, Schedule II, no)] [choose one or more as applicable] Lenders will purchase them at the applicable Discount Rate.

3.                                       No Default or Event of Default has occurred and is continuing.

4.                                       Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this            day of                                   ,            at Calgary, Alberta time.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

2

SCHEDULE F

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF GUARANTEE AND SUBORDINATION AGREEMENT

THIS GUARANTEE AND SUBORDINATION AGREEMENT dated as of the 25th day of August, 2006 (“Agreement”) is made by [Name of Guarantor] to and in favour of the Penn West Lenders and CANADIAN IMPERIAL BANK OF COMMERCE (“CIBC”), as Agent for and on behalf of the Penn West Lenders.

PREAMBLE:

A.                                   Penn West Petroleum Ltd. (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) are parties to a credit agreement dated August 25, 2006 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the “Credit Agreement”).

B.                                   Each of the Other Penn West Parties has, or may, enter into with and incur indebtedness to, a Hedge Provider pursuant to the terms of any Hedging Agreement to which such Penn West Party and a Hedge Provider are parties.

C.                                   Pursuant to the Credit Agreement and the Hedging Agreements, each of the Other Penn West Parties may from time to time become indebted to the Lenders or any Hedge Provider (collectively, the “Penn West Lenders”).

D.                                   The Other Penn West Parties have or may become indebted to the Guarantor from time to time pursuant to the Material Contracts or otherwise.

E.                                     The Guarantor wishes to expressly subordinate the Subordinated Obligations to the Penn West Lender Obligations.

F.                                     It is in the interests of the Guarantor that the Penn West Lenders extend credit to the Borrower and the other Penn West Parties pursuant to the applicable Documents and therefore the Guarantor is prepared to execute and deliver this Agreement.

AGREEMENT:

In consideration of the Penn West Lenders agreeing to provide or to continue to provide to the Borrower the Credit Facility and the Hedging Agreements, as applicable, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor covenants and agrees as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement. In addition, the following expressions used in this Agreement shall have the following meanings:

“Acceleration Event” means the occurrence of a Default or Event of Default under the Credit Agreement or if a termination event or event of default occurs under any Hedging Agreement between a Hedge Provider and an Other Penn West Party.

“Guaranteed Obligations” means all of the obligations, liabilities and indebtedness of the Other Penn West Parties to the Agent or one or more of the Penn West Lenders from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Penn West Lender Documents;

“Indemnified Amounts” means the amounts to be paid by the Guarantor under Section 2.2;

“Other Penn West Parties” means the Penn West Parties other than the Guarantor;

“Parties” means the Guarantor and the Agent on behalf of the Penn West Lenders;

“Penn West Lender Documents” means the Credit Agreement, the Hedging Agreements and all agreements, documents, notes and instruments entered into in connection therewith, as the same may be amended, modified, varied, restated or replaced from time to time;

“Penn West Lender Obligations” means all of the obligations, liabilities and indebtedness of the Other Penn West Parties (or any of them) to the Penn West Lenders from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of any Penn West Lender Document;

“Proceedings” means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, liquidation, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

“Subordinated Documents” means the present and future royalty agreements, net profits interest agreements, promissory notes, note indentures, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and all

2

other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinated Obligations, including the Material Contracts;

“Subordinated Obligations” means the present and future indebtedness, liabilities and obligations of the Other Penn West Parties (or any of them) to the Guarantor, direct or indirect, absolute or contingent, joint or several, matured or unmatured, including without limitation, the amounts from time to time owing by any of the Other Penn West Parties (or any of them) to Guarantor in respect of any Subordinated Documents; and

“Subordinated Proceeds” means all present and future payments and property received by the Guarantor from the Other Penn West Parties (or any of them) in payment or satisfaction of the Subordinated Obligations, including without limitation, all deposits and investments made with such payments and property, including all other proceeds thereof of whatsoever nature or kind.

1.2                               References

As used herein, “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Agreement as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Agreement a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4                               Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the Parties in connection with such subject matter, except as specifically set forth or referred to in this Agreement.

1.5                               Waiver, Amendment

No amendment or waiver of this Agreement shall be binding unless executed in writing by the Parties. A waiver of any provision of this Agreement shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of

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this Agreement shall not constitute a continuing waiver unless expressly provided in writing by the Parties.

1.6                               Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1                               Guarantee

The Guarantor unconditionally and irrevocably guarantees to and for the benefit of the Agent and each of the Penn West Lenders the due and punctual payment and performance of all Guaranteed Obligations. This Agreement contained herein is an absolute, unconditional, present and continuing guarantee of payment, and not of collection, is in no way conditioned or contingent upon any attempt to collect from or enforce payment by any of the Other Penn West Parties or upon any other event, contingency or circumstance whatsoever and shall be binding upon and against the Guarantor without regard to the validity or enforceability of any Penn West Lender Document. If, for any reason whatsoever, any Other Penn West Party shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Agent or the applicable Penn West Lenders. Any amounts payable by the Guarantor under this Agreement which are not paid forthwith upon demand therefor by the Agent or the applicable Penn West Lender will bear interest from the date of such demand at the rate or rates applicable to the corresponding Guaranteed Obligations.

2.2                               Indemnity

The Guarantor shall indemnify and save harmless the Agent and each of the Penn West Lenders from and against any and all losses, costs and expenses which they may suffer by the Guaranteed Obligations not being paid or performed in a punctual manner or by any of the Guaranteed Obligations or any Penn West Lender Document being or becoming for any reason whatsoever in whole or in part:

(a)                                  void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Penn West Lenders in accordance with its terms, or

(b)                                 released, compromised or discharged by operation of Law or otherwise,

(all of the foregoing collectively, an “Indemnifiable Circumstance”). For greater certainty, these losses shall include, without limitation, the amount of all Guaranteed Obligations which would have been payable by the applicable Other Penn West Party but for the existence of an

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Indemnifiable Circumstance but shall exclude all losses, costs and expenses arising from loss of profits, consequential, punitive or indirect damages howsoever arising.

2.3                               Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by any Penn West Lender as a result of any Proceedings of or affecting any Other Penn West Party, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. Any Penn West Lender may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Agreement.

ARTICLE 3
SUBORDINATION

3.1                               Subordination and Postponement

The Guarantor agrees that the Subordinated Obligations shall be fully subordinated and postponed as contemplated in this Agreement, to and in favour of the Penn West Lender Obligations in all circumstances. The Penn West Lenders shall have priority over the Guarantor in respect of all of the property of every nature and kind now existing or hereafter acquired of the Other Penn West Parties, to discharge and satisfy the Penn West Lender Obligations, all in priority to any claim of the Guarantor.

3.2                               Priority

The subordination of the Subordinated Obligations to the Penn West Lender Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of each of the Penn West Lenders and the subordination of the Subordinated Obligations shall not be affected by:

(a)                                  the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Penn West Lender Documents or the Subordinated Documents;

(b)                                 the date or the order of the creation of the Penn West Lender Obligations or the Subordinated Obligations;

(c)                                  the time or order of any advance, giving of notice or the making of any demand under the Penn West Lender Documents, the Penn West Lender Obligations, the Subordinated Documents or the Subordinated Obligations;

(d)                                 the taking of any collection, enforcement or realization proceedings by the Agent or the Penn West Lenders or the Guarantor;

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(e)                                  any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting any of the Other Penn West Parties or their property, any judgment or order against any of the Other Penn West Parties or the date of any of the foregoing;

(f)                                    the giving or failure to give any notice, or the order of giving notice, to any of the Other Penn West Parties;

(g)                                 the failure to exercise any power or remedy reserved to the Agent or any of the Penn West Lenders under the Penn West Lender Documents or to insist upon strict compliance with any of the terms thereof;

(h)                                 the failure by any of the Other Penn West Parties to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinated Document, or any other agreement or document, regardless of any knowledge thereof which the Agent or any of the Penn West Lenders may have or be deemed to have or with which the Agent or any of the Penn West Lenders may be charged; and

(i)                                     any other reason including, without limitation, any priority granted to the Guarantor, the Subordinated Documents or the Subordinated Obligations by any applicable principle of Law or equity.

3.3                               No Further Payments

If an Acceleration Event has occurred and is continuing, no Other Penn West Party will make any further payments to the Guarantor in respect of any of the Subordinated Obligations until the earlier of: (i) such Acceleration Event has been fully remedied, or (ii) until all of the Penn West Lender Obligations have been fully and finally paid, satisfied, performed and discharged; except to the extent that any such payment is not prohibited by Section 15.3(b) of the Credit Agreement.

3.4                               Subordinated Proceeds

In addition to any other rights and remedies available to the Penn West Lenders under this Agreement or any of the Penn West Lender Documents, the Agent or any Penn West Lender may give a written notice (a “Default Notice”) to the Guarantor that an Acceleration Event has occurred and is continuing and notwithstanding the provisions of any of the Subordinated Documents, the Guarantor shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors’ rights generally, hold in trust for the Agent, the Penn West Lenders and the other senior creditors of the Other Penn West Parties to whom the Guarantor has a similar obligation (the “Other Senior Creditors”) and immediately pay over to the Penn West Lenders and the Other Senior Creditors on a pro rata basis, all Subordinated Proceeds which it then holds or it receives or holds at any time thereafter, except to the extent the retention of such Subordinated Proceeds is not prohibited by Section 15.3(b) of the Credit Agreement.

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3.5                               Insolvency/Receivership

In the event of any Proceeding involving or affecting any Other Penn West Party or its property, or any marshalling of the assets and liabilities of any Other Penn West Party:

(a)                                  the Agent and the Penn West Lenders will be entitled to receive payment in full of the Penn West Lender Obligations before the Guarantor will be entitled to receive any payment upon the Subordinated Obligations or any distribution of any kind or character, whether in cash, securities or other property, that may be payable or deliverable in any such event in respect of the Subordinated Obligations;

(b)                                 any payment or distribution of any property of any of the Other Penn West Parties of any kind or character, whether in cash, securities or other property, to which the Guarantor would be entitled, except for the provisions of this Section 3.5, shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors’ rights generally, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Agent or the applicable Penn West Lender and the Other Senior Creditors on a pro rata basis to the extent necessary to pay in full all Penn West Lender Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Agent or the Penn West Lenders; and

(c)                                  if any payment or distribution of property of any of the Other Penn West Parties of any kind or character, whether in cash, securities or other property, is received by the Guarantor before all Penn West Lender Obligations are paid in full, such payment or distribution shall be held in trust by the Guarantor for the benefit of the Penn West Lenders and the Other Senior Creditors and shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors’ rights generally, be paid over to the Penn West Lenders and the Other Senior Creditors on a pro rata basis for application to the payment of all Penn West Lender Obligations remaining unpaid until all Penn West Lender Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Agent or the Penn West Lenders.

3.6                               Dealings with the Other Penn West Parties

The Agent and the Penn West Lenders shall be entitled to deal with the Other Penn West Parties, the Penn West Lender Documents and the Penn West Lender Obligations as the Agent and the Penn West Lenders may see fit without in any manner affecting the subordination of the Subordinated Obligations to the Penn West Lender Obligations, and in particular, without limiting the generality of the foregoing, the Penn West Lenders may from time to time:

(a)                                  grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any of the Other Penn West Parties;

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(b)                                waive timely and strict compliance with or refrain from exercising any rights under the Penn West Lender Documents or the Penn West Lender Obligations; and

(c)                                 take and give up Security Interests in the property of any of the Other Penn West Parties and release, amend, extend, supplement, restate, substitute or replace any of the Penn West Lender Documents or the Penn West Lender Obligations in whole or in part.

3.7                               Enforcement by the Guarantor

The Guarantor shall not enforce any right or remedy against any of the Other Penn West Parties by reason of a default by any Other Penn West Party under the Subordinated Documents without the prior written consent of the Agent (at its sole discretion, while an Acceleration Event has occurred and is continuing, or acting reasonably, at any other time).

ARTICLE 4
ENFORCEMENT

4.1                               Demand

Upon the occurrence of an Acceleration Event in respect of the Guaranteed Obligations or any part thereof, the Guarantor shall, on demand by or on behalf of the Agent or a Penn West Lender, forthwith pay to the applicable Penn West Lender and/or perform or cause the performance of all Guaranteed Obligations for which such demand was made. In addition, all Indemnified Amounts shall be payable by the Guarantor to the applicable Penn West Lender forthwith upon demand by or on behalf of the Agent or a Penn West Lender.

4.2                               Right to Immediate Payment or Performance

Neither the Agent nor any Penn West Lender shall be bound to make any demand on or to seek or exhaust its recourse against any Other Penn West Party or any other Person or any Security Interest, if any, held by it, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement, and the Guarantor hereby renounces all benefits of discussion and division.

4.3                               Subrogation

The Guarantor shall not have any right of subrogation to the Agent or any Penn West Lenders or be otherwise entitled to claim the benefit of any Security Interest, if any, held by any Penn West Lenders in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Penn West Lenders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

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4.4                               Principal Debtor

Any amounts which may not be recoverable from the Guarantor as guarantor under this Agreement shall be recoverable from the Guarantor as principal debtor in respect thereof and shall be paid to the applicable Penn West Lender by the Guarantor after demand therefor.

ARTICLE 5
PROTECTION OF PENN WEST LENDERS

5.1                               Defects in Creation of Guaranteed Obligations

Neither the Agent nor any Penn West Lender shall be concerned to see or inquire into the capacity and powers of any Other Penn West Party or its directors, officers, employees or agents acting or purporting to act on its behalf. All obligations, liabilities and indebtedness purporting to be incurred by Other Penn West Parties in favour of the Penn West Lenders shall be deemed to form part of the Guaranteed Obligations even though an Other Penn West Party may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of any Other Penn West Party or its directors, officers, employees or agents and notwithstanding that the Penn West Lenders have specific notice of the capacity and powers of any Other Penn West Party or its directors, officers, employees or agents.

5.2                               Liability Absolute

The guarantee in this Agreement shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a)                                 any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Guaranteed Obligation, security, Person or otherwise;

(b)                                any amalgamation, merger, consolidation or reorganization of any Other Penn West Party, the Guarantor or any continuation of any Other Penn West Party or the Guarantor from the Laws under which it now or hereafter exists to other Laws whether under the Laws of the same jurisdiction or another jurisdiction;

(c)                                 any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, declarations of trust, partnership agreements or resolutions, as applicable, of any Other Penn West Party or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of any Other Penn West Party or the Guarantor becomes the property of any other Person;

(d)                                any lack of validity, enforceability or value of any Penn West Lender Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

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(e)                                 any change in the time, manner or place of payment of, or in any other term of any Penn West Lender Document or any amendment or waiver thereof, or any consent to departure from any Penn West Lender Document;

(f)                                   any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Penn West Lender Document;

(g)                                any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of any Other Penn West Party or the Guarantor;

(h)                                the bankruptcy, insolvency, liquidation or dissolution of any Other Penn West Party, the Guarantor or any other Person and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(i)                                    any amendment or modification of or supplement to or other change (including any change in commitment amounts, outstanding indebtedness or pricing) in any Penn West Lender Document;

(j)                                    any failure, omission or delay on the part of any Person to conform or comply with any term of any Penn West Lender Document;

(k)                                 to the extent as may be waived under applicable Law, the benefit of all principles or provisions of Law, statutory or otherwise, which may be in conflict with the terms hereof; or

(l)                                    any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of any Other Penn West Party, the Guarantor, or any other Person in respect of the Guaranteed Obligations or the other obligations of the Guarantor hereunder.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries and judgements may be had hereunder as and when, from time to time, any Other Penn West Party shall default under or fail to comply with the terms of any Penn West Lender Document and that notwithstanding the recovery or judgement hereunder for or in respect of any given default or failure to so comply by any Other Penn West Party under such Penn West Lender Document, this Agreement shall remain in force and effect and shall apply to each and every subsequent default. If (i) an Acceleration Event shall at any time have occurred and be continuing, and (ii) the exercise of any right or remedy, or any consequences thereof, provided in any Penn West Lender Document, as the case may be, shall at any time be prevented by reason of the pendency against any Other Penn West Party of a Proceeding, the Guarantor agrees that, solely for purposes of this Agreement and its obligations hereunder, such Penn West Lender Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in the such agreement as if declaration of an Acceleration Event and

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the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

5.3                               No Merger

The Guarantor covenants and agrees with the Agent and the Penn West Lenders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Agent and the Penn West Lenders hereunder (or any part hereof), judgment may be rendered against the Guarantor in favour of the Penn West Lenders (or any of them) for any amount owing under this Agreement (or for which the Guarantor may be liable hereunder after the application to the payment thereof of the proceeds of any sale of any of the property of the Guarantor) and such judgment shall not create a merger with any other right or amount owing to the Agent and the Penn West Lenders under this Agreement or under any other Document.

5.4                               Dealings by the Penn West Lenders

The Agent and the Penn West Lenders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a)                                 permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Penn West Lender Document or any other agreement relating to any of the foregoing or, in whole or in part, or demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b)                                enforce or take action under or abstain from enforcing or taking action under any Penn West Lender Document or any other guarantee of the Guaranteed Obligations;

(c)                                 receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing any Other Penn West Party or other Persons to deal with all or any part of such undertaking, property and assets;

(d)                                renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to any Other Penn West Party, the Guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e)                                 accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with any Other Penn West Party, the

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Guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f)                                   in whole or in part prove or abstain from proving any claim of the Agent or any Penn West Lender in any Proceedings of or affecting any Other Penn West Party or any other Person; and

(g)                                agree with any Other Penn West Party, the Guarantor or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Agent or any Penn West Lenders or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Agent nor any Penn West Lender nor any of their respective directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or any part thereof or any Security Interest for the Guaranteed Obligations or any part thereof including without limitation any of the matters described above in this Section 5.4, except in each case and with respect to a particular Party, such Party’s gross negligence or wilful misconduct.

5.5                               Waiver of Notice

To the extent permitted by applicable Law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 5.1, 5.2, 5.3, 5.4 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Penn West Lender Documents, the Subordinated Documents in existence as of the date hereof and of all the provisions therein contained and consents to and approves the same.

ARTICLE 6
MISCELLANEOUS

6.1                               Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Agent and the Penn West Lenders (including, without limitation, the fees and expenses of counsel for the Penn West Lenders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Agreement.

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6.2                               No Prejudice

Neither the Agent nor any Penn West Lender shall be prejudiced in their rights and remedies hereunder by any act or failure to act of any Other Penn West Party, or the Guarantor or any failure by any Other Penn West Party, or the Guarantor to comply with any agreement or obligation, regardless of any knowledge thereof which a Penn West Lender may have or be deemed to have or with which the Agent or a Penn West Lender may be charged.

6.3                               No Set-off by Guarantor

All amounts payable by the Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

6.4                               No Challenge

The Guarantor shall not at any time challenge, dispute or contest the validity or enforceability of the guarantee, subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the guarantee, subordination and postponement contemplated hereby.

6.5                               Guarantor Shall Grant No Security Interest

The Guarantor will not sell, transfer, assign, negotiate, mortgage, charge, grant a Security Interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinated Documents or the Subordinated Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Guarantor set out in this Agreement.

6.6                               No Waiver

No delay on the part of the Agent or any Penn West Lenders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Agent or the Penn West Lenders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Agent or any Penn West Lender permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

6.7                               Additional Security

This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice any Security Interest or other guarantee now or hereafter held by the Agent or any Penn West Lender and rights of the Agent and the Penn West Lenders under this Agreement shall not be merged in any such other Security Interest or guarantee.

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6.8                               Assignment

The Guarantor shall not assign any of its obligations with respect to this Agreement without the prior written consent of the Penn West Lenders except to the extent permitted under the Penn West Lender Documents.

6.9                               Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be given in accordance with the notice provisions of the Credit Agreement shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section. Demands, notices and other communications shall be addressed as follows:

(a)	to Penn West Lenders: At the address specified for communications in the Credit Agreement.	(b)	to Guarantor: 2200, 425 – 1st Street S.W. Calgary, Alberta T2P 3L8
			Telecopier:	(403) 777-2687
			Attention:	Vice President, Finance

6.10                        Successors and Assigns

This Agreement shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Agent and the Penn West Lenders and their respective successors and assigns.

6.11                        Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation in the currency (the “Original Currency”) in which the applicable Other Penn West Party is required to pay such Guaranteed Obligation. If the Guarantor makes payment relative to any Guaranteed Obligation to the Agent or a Penn West Lender in a currency (the “Other Currency”) other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation only to the extent of the amount of the Original Currency which the Agent or the Penn West Lender is able to purchase at Toronto, Ontario with the amount it received on the date of receipt. If the amount of the Original Currency which the Agent or the Penn West Lender is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation, the Guarantor will indemnify and save the Agent and each Penn West Lender harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an

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obligation separate and independent from the other obligations contained in this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent for and on behalf of the Penn West Lenders and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

6.12                        Taxes and Set-off by Guarantor.

All payments to be made by the Guarantor hereunder will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable Law, regulation or international agreement requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent or the applicable Penn West Lender receives a net sum equal to the sum which it would have received had no deduction or withholding been required.

6.13                        Copy Received

The Guarantor acknowledges receipt of a copy of this Agreement.

6.14                        Time of the Essence

Time is and shall remain of the essence.

6.15                        Limitation on Liability

[In the case of a Guarantee from a trust only]  [The parties hereto acknowledge that the [Administrator/Trustee] is entering into this Agreement solely in its capacity as [Administrator/Trustee] on behalf of [the Trust/PET/PVT] and the obligations of [the Trust/PET/PVT] hereunder shall not be personally binding upon [the Administrator], the [Trustee/trustee] or any of the holders of the [Trust Units/trust units] and that any recourse against [the Trust/PET/PVT] or any holder of the [Trust Units/trust units] in any manner in respect of any indebtedness, obligation or liability of [the Trust/PET/PVT] arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the [Trust Indenture/PET Trust Indenture/PVT Trust Indenture], as amended from time to time).]

6.16                        Covenants

The Guarantor acknowledges having reviewed each of the representations, warranties and covenants set forth in Articles 14 and 15 of the Credit Agreement and hereby restates each of such representations, warranties and covenants herein to the extent they relate to it and the

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Guarantor agrees to be bound by each such representation, warranties and covenant as if it was repeated herein, subject to the same cure periods set out in the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Agreement as of the day and year first above written.

[GUARANTOR]

Per:
Name:
Title:

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent on behalf of the Penn West Lenders

Per:
Name:
Title:

Per:
Name:
Title:

Acknowledged and Agreed to as of the day and year first above written.

[List Other Penn West Parties]

Per:
Name:
Title:

Per:
Name:
Title:

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SCHEDULE G

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF ASSIGNMENT

TO:	CANADIAN IMPERIAL BANK OF COMMERCE (“CIBC”), as Agent

TO:	The Lenders

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated August 25, 2006 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1.                                      The undersigned acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2.                                      The undersigned desires to become a Lender under the Credit Agreement; [Name of assigning lender] (the “Assignor”) has agreed to and does hereby sell, assign and transfer to the undersigned an interest in the Credit Facility equal to the Individual Commitment Amount as defined and calculated in paragraph 4 below; and, accordingly, the undersigned has agreed to execute this Assignment and deliver an original of it to the Agent, and a copy to each of the Lenders and any other Penn West Party.

3.                                      The undersigned, by its execution and delivery of this Assignment, agrees that from and after the date hereof it will be a Lender under the Credit Agreement and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a Lender; but its liability to make Advances will be limited to its share of such Advances based upon its Individual Commitment Amount identified in paragraph 4 below subject to the provisions of the Credit Agreement.

4.                                      The undersigned confirms that its Individual Commitment Amount under the Credit Agreement will be as follows:

[State amount there in Canadian Dollars.]

5.                                      The undersigned agrees to assume all liabilities and obligations of the Assignor as Lender under the Credit Agreement and the other Documents to the extent of the undersigned’s Individual Commitment Amount as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the time this Assignment becomes effective pursuant to the terms of the Credit Agreement.

6.                                      Notices will be given to the undersigned in the manner provided for in the Credit Agreement at the following address:

[!]

Attention:                                         [!]

Telecopier:                                     [!]

This Assignment will be binding upon the undersigned and its successors and permitted assigns.

DATED this              day of                           , 20      .

[Name of Assignee]

Per:
Name:	[•]
Title:	[•]

*              *              *

The Assignor hereby acknowledges the above Assignment and agrees that its Individual Commitment Amount is reduced by an amount equal to the Individual Commitment Amount assigned to the assignee hereby.

DATED this              day of                           , 20      .

[Name of Assignor]

Per:
Name:	[•]
Title:	[•]

2

Consented to and acknowledged this          day of                           , 20        by:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Per:
Name:
Title:

[If No Event of Default]

PENN WEST PETROLEUM LTD.

Per:
Name:
Title:

3

SCHEDULE H

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

LIST OF SUBSIDIARIES

Trust and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership

Penn West Energy Trust	Alberta	n/a	Publicly held

Penn West Petroleum Ltd.	Alberta	n/a	100% owned by Penn West Energy Trust

Trocana Resources Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Restricted	General Partners are Penn West Petroleum Ltd. and Trocana Resources Inc.

Penn West PTF Energy Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Petrofund Ventures Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Petrofund Energy Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Petrofund Alternative Energy Ltd.	Alberta	Restricted	100$owned by Penn West Energy Trust

Minnehik Buck Lake Operating Ltd.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

MF Corp.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

Premier Resources, Ltd.	Delaware	Non-Restricted	100% owned by Penn West Petroleum Ltd.

Zoller and Danneberg Exploration, Ltd.	Delaware	Non-Restricted	100% owned by Premier Resources, Ltd.

Ltd. Petroleum, Ltd.	Delaware	Non-Restricted	100% owned by Premier Resources, Ltd.

Penn West Petroleum Inc.	Delaware	Non-Restricted	100% owned by Penn West Petroleum Ltd.

2

SCHEDULE I

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

COMPLIANCE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders
under the Credit Facility (“CIBC”)
Facsimile: (416) 956-3830 (Syndication Agency)

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated August 25, 2006 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

This Compliance Certificate is delivered pursuant to Section 15.1(g) of the Credit Agreement.

I,                                                             , am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Penn West Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.                                       this Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending                                   ,            (the “Calculation Date”);

2.                                       I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of each Borrower and each of the other Penn West Parties as I have deemed necessary for purposes of this Compliance Certificate;

3.                                       all the terms, covenants and conditions of the Documents to which each of the Penn West Parties is a party are being complied with;

4.                                       no Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders;

5.                                       there have been no changes to Schedule H of the Credit Agreement [except as follows:]

[describe changes, if any]

6.                                       the Consolidated Senior Debt to EBITDA Ratio of the Trust as of the Calculation Date is                           as calculated and presented on Exhibit “1” attached hereto;

7.                                       the Consolidated Total Debt to EBITDA Ratio of the Trust as of the Calculation Date is                           :1.00, as calculated and presented on Exhibit “2” attached hereto;

8.                                       the Consolidated Senior Debt to Capitalization of the Trust as of the Calculation Date is                           :1.00, as calculated and presented on Exhibit “3” attached hereto; and

9.                                       [If there was a Material Acquisition during the previous 9 months only.] [During the previous 9 months, a Material Acquisition took place, the details of which are attached as Exhibit “4” hereto. Had such Material Acquisition not occurred during such period, the Consolidated Senior Debt to EBITDA Ratio of the Trust as of the Calculation Date would have been                             :1.00, and the Consolidated Senior Debt to Capitalization of the Trust would have been                            :1.00, in each case as calculated and presented on Exhibit “4” attached hereto.]

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this                day of                                    ,            .

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

2

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE TRUST CALCULATION

EXHIBIT 2

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE TRUST CALCULATION

EXHIBIT 3

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE TRUST CALCULATION

EXHIBIT 4

[If there was a Material Acquisition during the previous 9 months only.]

[CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO CALCULATION AND CONSOLIDATED SENIOR DEBT

TO CAPITALIZATION RATIO OF THE TRUST CALCULATION]

SCHEDULE J

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

FORM OF DESIGNATION OF PENN WEST PARTIES CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders
under the Credit Facility (“CIBC”)
Facsimile: (416) 956-3830 (Syndication Agency)

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated August 25, 2006 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

1.                                                                                       Capitalized terms in this Certificate shall have the meanings set out in the Credit Agreement.

2.                                                                                       [Pursuant to Section 16.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] as a Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.

-or-

Pursuant to Section 16.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Restricted Subsidiary) as a Non-Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.]

3.                                                                                       No Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower’s discretion under paragraph 2 above would cause such Default or Event of Default to be cured and no Default or an Event of Default would result from or exist immediately after such a designation.

4.                                                                                       The Borrower is entitled pursuant to the terms of the Credit Agreement to make the designation referenced in this Certificate.

5.                                                                                       The Restricted Subsidiaries under and for the purposes of the Credit Agreement and the Documents as of the date hereof are as set forth in Exhibit A to this Certificate.

1

DATED this            day of                                        , at Calgary, Alberta.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

By:
Name:
Title:

2

EXHIBIT A

TO DESIGNATION OF PENN WEST PARTIES CERTIFICATE

Restricted Subsidiary(ies)

[•]

Non-Restricted Subsidiary(ies)

[•]